                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 FORM 10-SB/A-1

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            THE PATHWAYS GROUP, INC.
-------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)


                Delaware                                   91-1617556
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       (State or other jurisdiction of                  (I.R.S. Employer
        incorporation or organization)                 Identification No.)


    14201 NE 200th St., Woodinville, WA                       98072
---------------------------------------------  --------------------------------
  (Address of principal executive offices)                 (Zip Code)


                                 (425) 483-3411
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                (Issuer's telephone number, including area code)

Securities to be registered under Section 12(b) of the Exchange Act:  None.
                                                                     -------

Securities to be registered under Section 12(g) of the Exchange Act:

             Title of Each Class                Name Of Each Exchange On Which
             To Be So Registered                 Class Is To Be Registered
             -------------------                ------------------------------
        Common Stock, $.01 par value                        NASDAQ
--------------------------------------------  ---------------------------------


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                                     PART I


Item 1.           DESCRIPTION OF BUSINESS


General

                  The Pathways Group, Inc. and its subsidiaries ("Pathways" or the "Company") designs, markets and services custom smart card applications. The Company develops unique solutions for creating and processing data and ensuring secure electronic transactions by utilizing proprietary hardware and application software systems. Pathways' technology establishes electronic commerce in closed system environments. A key element of the Company's business plan is the processing of transactions associated with its current and prospective smart card installations. The Company also manufactures and markets automated ticketing kiosks that the Company anticipates will be integrated with its smart card applications.

                  The Company was organized in 1993 as a Washington corporation whose operations are the successor to Pathways International, Ltd., which was incorporated in Washington in June 1988. In May 1997 the Company reincorporated in Delaware. The Company's executive offices are located at 14201 NE 200th Street, Woodinville, Washington 98072 and its telephone number is (425) 483-3411. A primary processing center opened in September 1997, located at 1221 North Dutton Avenue, Santa Rosa, California 95404, and its telephone number is
(707) 546-3010.


                  The Company offered its common stock to the public in July 1997 pursuant to Regulation A of the Securities Act of 1993 ("Securities
Act"). The Company offered 833,333 shares of common stock of the Company, par value $.01 per share, for a purchase price of $6.00 per share. The offering commenced on July 15, 1997, and terminated on July 21, 1997. All shares offered were sold, providing $5,000,000 in gross proceeds to the Company.

                  The Company commenced a private offering of its Common Stock on July 23, 1998. The offering is being conducted pursuant to Rule 506 of Regulation D under the Securities Act. As of July 31, 1998, the Company has sold 100,000 shares at $15.00 per share to two accredited investors. The terms of the offering provide that the Company may sell up to 700,000 shares of Common Stock at an initial offering price of $15 per share and permits the Company to issue additional shares. The Company has engaged Allen & Company Incorporated to act as placement agent for the offering; Allen & Company Incorporated is receiving a placement fee of 5% of the purchase price per share.

                  The Company currently has 13,004,487 shares outstanding.


Business


                  The Company believes that it is unique in the smart card industry in that it provides "cradle to grave" solutions as a full service hardware integrator, software developer and backroom transaction processor. By adopting this market strategy, the Company believes that it can become a leading developer and marketer of integrated smart card software systems, and that it is positioned to provide customers sophisticated smart card business solutions across a wide range of applications. The Company's systems accommodate credit and debit payment methods in addition to smart cards.


                  A smart card is credit card-sized plastic card in which an integrated circuit, usually containing a microprocessor and reusable memory, has been embedded. In their simplest form, smart cards provide memory storage capabilities, such as cash cards, in which the card is discarded after the value stored on the card is depleted, or "read only" cards, in which stored information may be entered, accessed and modified by terminals and computers. Most cards, including the Company's cards, are more sophisticated. Information and software can be stored on such cards by reading and writing to the card's microprocessor chip and can be easily, securely and accurately accessed and manipulated by electronic data processing equipment. The versatile nature of the smart card technology allows it to be adapted for use over diverse applications, ranging from medical record storage to electronic money.

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                  Smart cards first appeared in the 1970s in France, and at
present smart card technology is established and extensively used in Europe and Asia. The research firm, Dataquest, estimates that approximately 156 million cards were in circulation worldwide at the end of 1996, that the 1996 worldwide smart card market exceeded $1.2 billion in sales and that the market will approach $3 billion in sales by the year 2000. (Source: Don Cunningham, Global Journal of Advanced Card Technology, Smart Card Industry Association, 1997.)

                  Smart card installations within Europe dominate the worldwide smart card industry, with a 70% share. It is predicted by the year 2000 that the United States and the Asia-Pacific region will account for 25% of the global market. (Source: Don Cunningham, Global Journal of Advanced Card Technology, Smart Card Industry Association, 1997.) The French were the first to develop practical smart card technology and applications. Roland Moreno, a Frenchman and the founder of Innovatron, is considered by many to be the pioneer of smart card technology. Today, the majority of chip card manufacturers are licensees of Innovatron. Initially installed only in pay telephones, smart cards are now being used for transportation, car parking, arcade games and vending machines. Any coin operated machine can be converted to a smart card format. Other possible applications include ATM'S, point-of-sale terminals, personal computers, electronic ticketing, and automatic fare collection.


                  The Company believes that smart card technology represents the next step in the evolution of credit/debit financial services and related products and services. Smart card systems differ from other payment mechanisms in their ability to store securely large quantities of data on a credit-card sized medium by means of a microprocessor chip. The sophisticated encryption algorithms and other security mechanisms that the chip employs provide information protection. The Company's products address the needs of the healthcare and affinity group markets, among others, with multiple purse and banking products nearing completion of development.

                  In addition, a major factor in the rapid growth of smart card usage is the ability to process small transactions. Smart card technology eliminates the need to carry cash and coins for most day to day transactions. By enabling an individual to exchange information and payment through one portable platform, the Company expects that this technology will open up new opportunities with regard to the way people interact with financial institutions, healthcare providers, retailers and others. All information-based industries are candidates for smart card conversion.

                  The Company anticipates that while it will continue to realize revenue from transaction processing, significant additional revenue growth opportunities exist in the area of developing, marketing and, when appropriate, providing transaction processing services to a variety of markets, many of which the Company does not at present serve. The Company believes that these opportunities include the academic campus, retail, banking, travel and traditional healthcare markets.

                  Through December 31, 1997, Pathways recorded total revenues of approximately $353,000 related to its smart card operations, including the delivery and installation of approximately 57,000 smart and affinity cards and approximately 120 smart card terminals. The Company's core technology involves the development of smart card application systems and solutions. This core technology has been customized for prepaid alternative health care, the retail affinity and the banking and educational institutions markets, but such technology is capable of being customized for other markets. The Company is encouraged by the results of these initial programs, and believes that such pilot programs will lead to the national rollouts of such products.


                  While the Company's initial programs and other smart card applications were being designed and developed, the Company's revenues initially were derived largely from credit and debit card transaction processing fees from its automated ticketing kiosk software. As the Company's resources are being increasingly devoted to the realization of the smart card application system component of the Company's business plan, revenues from the automated kiosk business declined. The Company considers the automated ticketing kiosk business integral to its plans for becoming a full-service smart card designer, developer and provider. It intends to continue to use those devices in the ski and amusement markets which

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the Company has already penetrated, as well as to expand into other markets and integrate its current capabilities to include the processing of smart card transactions in addition to debit and credit card processing. It is anticipated that the Company's kiosks will serve as smart card dispensing, "reloading" and transaction processing points.

                  The following lists the Company's subsidiaries and their respective businesses:

                  o SPRINTICKET ("SPRINTICKET") provides credit card transaction processing for ski areas and amusement parks utilizing SPRINTICKET's proprietary hardware and software. SPRINTICKET marketed proprietary ticketing machines and software manufactured under contract by Pathways International. In September 1996, the Company acquired 21.29 percent of the outstanding common stock of SPRINTICKET, which constituted substantially all of the remaining minority interest in this subsidiary. Prior to such acquisition, the Company owned 77.53 percent of Sprinticket. In early 1997 the Company purchased the remaining approximately 1.18 percent of SPRINTICKET for cash.

                  o The Pathways Group Inc. (Hawaii) was organized to market the Company's products in Hawaii and Asia.

                  o Pathways International, Ltd. retains the copyright for an automated non-profit organization accounting system which is no longer being marketed. Since its inception, Pathways International was the corporation through which the Company first conducted its software development and hardware manufacturing under contract with companies which later became part of the Company.

                  o PT Link Corp. ("PT Link"), is currently not in operation. Historically, PT Link marketed a medical office management and patient outcomes software package that it purchased from Pathways International, which it developed under contract.


Smart Card Technolgy

                  Owning a smart card is similar to carrying a computer in a handbag or wallet. Pathways expects that smart cards will eventually replace everything people carry in their wallets, including drivers' licenses, other important personal identification, credit cards and cash. Smart cards offer consumers the ability to transmit payment and information data across a point-of-sale terminal securely and conveniently.

                  Over the long term, the Company believes that "multifunctionality" will become an increasingly important smart card feature. "Multifunctionality" means that several applications will be combined on one card. A card may contain many sections that may include personal information, health care data, a prepaid area and credit line access. The Company is currently developing smart card applications incorporating multifunctionality technology. As smart cards are developed to store highly personal information, card security will be required to be more elaborate in order to achieve consumer acceptance of the technology.

                  A smart card is a plastic card, approximately the size of a credit card, which comprises an integrated circuit that usually contains a microprocessor and reusable memory. Smart cards range from simple single application cards to sophisticated multi-application cards. A memory card is the most simple type (also known as a "dumb" smart card). This type of card can only store data and is discarded after the value stored on the card is depleted. It is difficult to copy but offers no protection from loss nor does it contain inherent processing power without the intervention of sophisticated terminal level software. "Read only" cards store information that may be input, accessed and modified by terminals and computers. They also do not contain inherent processing power without the intervention of sophisticated terminal level software. A more

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complex card may have one password to restrict its use to one person or machine.
Most cards, including the Company's smart cards, are more sophisticated. Electronic data processing equipment can accurately and securely store and manipulate information on such cards by reading and writing to the card's microprocessor chip. The most sophisticated cards can manipulate several passwords and can utilize authentication and ciphering techniques to provide total security. The latest card types are now beginning to support the JAVA language to allow for greater flexibility and compatibility across card manufacturers, terminal manufacturers and many processing platforms.


                  Although many smart cards today incorporate both magnetic stripe technology and chip technology, the Company believes that chip technology will increasingly become the preferred medium. Chip technology is more difficult to counterfeit and can store up to 80 times more data than a magnetic stripe. The majority of chip cards contain one to four kilobytes of memory; however, it is the Company's understanding that a 16-kilobyte card will be introduced this year by the card manufacturers and that a prototype 64-kilobyte card is currently in prototype form. If and when such cards are introduced, the Company will seek to utilize the latest technology in developing software for such cards. The primary benefit of this computing power is that a single card performs numerous functions. For example, the card can be programmed to effect payment for goods or to provide personal health information. In addition, transactions conducted with a smart card can be authorized offline, unlike magnetic stripe cards, which do not have the capability to interface with remote processing systems. Cards can also be further defined as either a contact or a contactless card. A contact card must be directly placed into a reading terminal. Contactless technology utilizes radio frequencies and requires no direct contact between the card and the reader. Advantages of a contactless card are convenience and speed. The user simply passes the contactless card within several inches of the reader, the transaction data is downloaded to the reader and a return message is recorded in the card.


                  To produce each smart card application for a particular client, the Company must develop customized software and integrate appropriate hardware technology to adapt the card to the customer's needs. The Company believes that its engineers have sufficient expertise in hardware technology and computer programming languages necessary for such development efforts. The manufacturing cost of a card varies from less than $1 to approximately $10 depending on the amount of information it holds and the complexity of the microprocessor. Similarly, the cost of a reader terminal can vary from $500 to $2,000, depending on the complexity and functionality of the terminal.

Current Products and Pilot Programs

                  Prepaid Medical Benefit Cards. My Choice LLC, a defined benefits medical provider in the alternative medical care industry, utilizes a natural medicine benefit card developed by the Company. Use of the Company's card entitles the holder to a discount on natural medical services.

                  The Company, pursuant to a development agreement with My Choice, designed a card holder issuance system, a medical provider acceptance and reimbursement system and a statistical database that drives an ACH type reimbursement (ACH, or automated clearinghouse, is a system of electronic funds transfer to which most banks subscribe as an economic substitute for a wire transfer using the Federal Reserve System). The development agreement contains customary provisions regarding termination, intellectual property rights, confidentiality, product warranties, indemnification and the like. Payment to the Company under the development agreement has been made periodically in connection with the attainment of defined milestones. In addition, under this agreement My Choice, and its affiliates, is entitled to most favored customer treatment and, for a specified period, to preferential pricing in the purchase of the hardware equipment related to the implementation and functioning of the product, which pricing may in no event exceed 118 percent of the actual cost of the equipment. The non-competition provision of the development agreement prohibits the Company, for a five year period, from engaging in business related to smart card systems that provide for cash payment in connection with naturopathic or homeopathic medial goods or services. Under the agreement, the Company represents that its products and services are free from material defect and do not infringe the intellectual property of third parties; the Company has also provided indemnification against the breach of such representations.

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                  Affinity Group Programs. The Company has developed
applications which address the current trend in retail environments of rewarding repeat customers. In addition, the Company has developed an electronic scrip application for use in fund-raising activities for non-profit organizations. This product allows members of the non-profit organization to purchase electronic gift certificates from intermediaries, and upon redemption of such electronic gift certificate at a merchant, the merchant contributes a predetermined discount to the specific non-profit organization. The Company believes that individuals utilize the scrip because it enables them to make donations to charity by spending money on everyday purchases of products and that member retailers find such programs an attractive marketing strategy for their products.


                  The Company signed a contract in June 1998 with Scrip Advantage of Fresno, California to provide its proprietary Smart Scrip (TM), Electronic Scrip and Gift Certificate product to Scrip Advantage and its members. The system being installed was originally intended to be used in a pilot program for a company called "SCRIP Plus," which was owned by the Signature Group, a wholly owned subsidiary of Montgomery Ward and one of the largest Scrip resellers in the country. When Montgomery Ward filed for bankruptcy, SCRIP Plus was unable to support the signed pilot agreement with Pathways. Accordingly, Pathways delayed installation and has now negotiated a new contract with Scrip Advantage, which was started by the previous chief executive officer of SCRIP Plus.

                  The agreement with Scrip Advantage calls for the Company to sell terminals to participating merchants and smart cards to non-profit organizations and their members. In addition, the Company will receive a fee for each smart, debit or credit card transaction processed. The term of the agreement is for three years, with annual renewals, and the agreement includes early termination provisions for both parties under certain conditions, including the failure of Pathways to provide Scrip Advantage with competitive pricing.

                  In connection with the agreement with Scrip Advantage, the Company has advanced $50,000 to Scrip Advantage in exchange for a demand promissory note. The note is convertible into equity of Scrip Advantage at the Company's sole option. In addition, Scrip Advantage has agreed to elect a Company designee to its Board of Directors. Initially, Carey F. Daly II, the President and Chief Executive Officer of the Company, will be elected to such Board.


                  SPRINTICKET, a subsidiary of the Company, manufactures and markets automated ticketing dispensers and provides credit card processing services in connection with those dispensers. Separate kiosks are provided for indoor and outdoor use. Indoor models have touch screens, full motion video and stereo sound. Base prices for kiosks are $15,000 to $20,000 and do not include the supporting hardware that varies according to client need. The market for this equipment includes industries that issue some form of ticket that is required for access into any facility or any service. Markets for the SPRINTICKET products include travel, entertainment, leisure, government and health care.

                  Another Company subsidiary, PT Link, applies computer and electronic technology to service the medical profession. PT Link's software products include medical practice management, patient documentation and treatment outcomes analysis as well as patient education and billing.

                  Department of Education of Hawaii. The Company has entered into agreements to commence pilot programs in conjunction with the Department of Education of Hawaii to provide a smart card system for handling both prepaid and FDA-sponsored school lunch programs. The pilot programs are to be conducted at six schools in the Mililani School Complex in Honolulu, Hawaii. The Company has a similar pilot program with the Lanikila School also in Honolulu. These pilot programs are expected to begin in May 1998 and to continue to the end of the school year. Assuming satisfactory completion of the pilot program, the Company expects that it will be in a position to negotiate a comprehensive agreement with the Department of Education of Hawaii, which agreement will include transaction processing and will enable the Company's system to be introduced throughout the State. The Company's technology can be expanded to include student identification, bus transportation and prepaid student activities.

                  First Hawaiian Bank. The Company has entered into a pilot agreement with First Hawaiian Bank pursuant to which the Company will provide a system to allow the bank to offer a branded smart card

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program to its customers for use in retail purchases through a retail merchant network to be established jointly by the bank and the Company. The Company also has an agreement to place the Company's smart card terminals and recharge stations in various branches of the bank to accommodate card users in both the school lunch programs and First Hawaiian Bank branded smart card program. The recharge terminals will be utilized to check card balances and reestablish value on the cards.


Advantages of the Company's Products

                  The Company's software products encompass a number of technological breakthroughs, which are discussed below. The most important aspect of the product is its seamless integration from card fulfillment, through claims adjudication, through customized transactional reporting, without dependency on third party commercial software products. Here are other advantages of the Company's products due to its ownership of its trade secret assets:

                  o Smart Card Issuance (Fulfillment) with Automated Database Creation. Unlike other systems under development, the Pathways product utilizes the latest in database creation technology to facilitate a detailed tracking mechanism for all smart card transactions from issuance to payment and includes the facility to replace lost or stolen cards in a timely fashion. The nearest competitor continues to penalize the user with a "Lose it you lose it" philosophy.

                  o Fully Functional Multiple Purse Modules. The Pathways product, in its first release, possesses the ability to utilize multiple "purses", or functions, on the same card. This capability, for example, would allow a medical or insurance application to reside on the same card with a merchant loyalty program. There has been no software on the market to demonstrate such ability.

                  o Mixed Transaction (credit/debit/ATM card/smart card) Processing at the Point of Sale with On-line Authorization Where Applicable. The Pathways product can optionally configure itself for the diverse communications and security protocols associated with debit, ATM credit, as well as smart card transactions. A debit card and ATM card transaction both require the introduction of a personal identification number ("PIN") number for security purposes, and require an on-line (telephone connection) for purchase authorization. Credit cards normally require similar communication arrangements although they rarely require a PIN number. Smart cards, in a secure application, always require a PIN number but normally only require a telephone connection to send end-of-day data for claim processing. Current competition developers are focused on the smart card requirements and have not addressed the other needs.

                  o Product Service Provider Claim Processing. A standard feature of the Company's product allows the consumer to use his or her smart card for non-smart card transactions, such as credit or debit card transactions. The software directs the transaction processing to the appropriate credit card processor. System sponsors may avail themselves of the full suite of backroom services offered by Pathways.

                  o Automated "E-Bank" Card Recharge. A drawback facing smart card developers, integrators, issuers and processors is the inability of their smart cards to "recharge." The absence of sufficient funds to cover a transaction requires that the transaction be terminated and the card inserted into an ATM (not yet available) or a special location for recharge. The Company has developed technology that endows smart cards with recharging capabilities at the point of purchase, as well as enabling it to connect to electronic banking systems, thus creating an uninterrupted chain of

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                           cashless commercial transactions.  The Company
                           believes that its recharging capability is unique in the smart card industry.

                  o Automated Claim Adjudication And Settlement Through ACH. The Pathways system has the facility to automatically submit a claim to the operator of the prepaid funds pool (normally the card issuer), adjudicate the claim and trigger an ACH transfer of funds to the provider/merchant.

                  o Management Reporting (Via Automated Back Room). The Company provides claims adjudication by means of a System Query Language ("SQL") compliant database that can service substantially all management reporting needs. Every element of the database is positioned using "data pointers," which allows such information to be extracted for customized client reports.

                  o ISO Smart Card Development Toolkit. The Company has developed a set of proprietary software tools that are the building blocks for all of its current and future applications. These tools are used to develop applications using the Rapid Application Development ("RAD") technique within the SQL paradigm. This technique allows the Company to combine its software modules to create a product satisfying its customer's needs in a shorter time period than would be possible in the absence of these toolkits

                  All of the above modules are integrated seamlessly, to form a "cradle to grave" process which, to he Company's knowledge, is unlike any other system available at the current time.


Strategic Relationships

                  The Company has entered into a strategic relationship with Schlumberger, Ltd., a leading developer and producer of smart cards. The relationship with Schlumberger is designed to enable the Company to establish and maintain technological leadership, realize advantageous product pricing structures and expand its marketing and distribution channels. Schlumberger is an $8 billion worldwide conglomerate whose lines of business include oil field services, electronics and technology. The Company programs blank stock smart cards that are developed and manufactured by Schlumberger to meet specific application needs. Schlumberger has named Pathways its first "Preferred Associate" worldwide.



                  The Company has extensive informal relationships with a variety of card and terminal manufacturers that the Company is currently evaluating for inclusion in its product line. The Company expects that the formation of strategic alliances, both formal and informal, with such entities will be an integral element in expanding its product offerings.

Company Strategy and Product Development

                  The Company's objective is to become a leading provider of smart card solutions across a wide range of applications. The Company's marketing strategy is to focus on product development and innovation in the area of smart card and debit card technology with the goal of capturing the transaction processing revenue segment of such business. Transaction processing includes a network of "backroom" services that includes maintaining and updating appropriate databases to reflect all information on user cards and transactional changes to such information, effecting the movement of electronic money to and from a funds pool holder and periodic reporting to all parties in the transaction.

                  The Company hopes to realize its strategy to increase transaction fee revenue by focusing on smart card applications in consumer situations that necessitate card usage on a weekly or more frequent

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basis. The Company believes that it is currently the only full service hardware integrator, software developer and backroom transaction processor.

                  The Company anticipates that while it will continue to realize revenue from transaction processing, significant additional revenue growth opportunities exist in the area of developing, marketing and, when appropriate, providing transaction processing services to a variety of markets, many of which the Company does not at present serve. The Company believes these opportunities include the academic campus, retail, banking, travel and traditional healthcare markets. The Company's product development efforts are focused on software and systems for smart card applications. The Company has identified the following industries as those best suited to benefit from smart card technology, and has commenced research and development efforts aimed at meeting perceived needs:

                  o Health Care. The Company believes that the healthcare industry, with its millions of participants and voluminous and individualized information and payment requirements, can benefit significantly from smart card technology. Smart cards can be designed to provide patient identification and medical record storage and retrieval, as well as electronic benefit transfers, determination of eligibility and drug interaction information. In an emergency situation, a quick assessment of vital information such as allergies, prescriptions and immunizations is critical for effective healthcare delivery. Additionally, patient cards can be used to improve and streamline administrative and billing procedures as well as insurance reimbursement.

                  o Retailing. All types of retailing can be embraced and enhanced with smart card technology. The retail sector encompasses everything from "Mom and Pop" stores to national department stores. Retailers have been made acutely aware of the value of their contact with the consumer. The key to repeat business is to accurately identify, and then satisfy, customer needs. Smart cards would enable retailers to track customer behavior and base marketing decisions gleaned from this valuable information. This technology can also reduce the risk of fraud, improve inventory management, and offer the customer convenience and better service.

                  o Travel and Entertainment. The travel and entertainment industry also hold great promise with regard to smart card applications. All categories that comprise this market, including air travel, car rentals, movie theaters, sporting events, restaurants, casinos, video stores, sports arenas, hotels and other venues would benefit from a multifunctional card. This is an enormous global market with strong growth predicted for the near future. Business travelers in particular are bogged down by paper based expense reimbursement. Paper based reimbursement systems are hampered with the potential for fraud in addition to being costly to administer. Smart cards would enable businesses to more effectively monitor travel and entertainment expenses.

                           Smart cards offer solutions in terms of their ability to collect and disseminate data and conduct electronic commerce. Several major airlines have initiated smart card pilot programs that allow ticketless travel, store frequent flier miles and process payments. In a resort setting, a multifunction card allows an individual access to restaurants, shopping, sports and entertainment activities, lodging while keeping track of loyalty points.

                  o Government Services. The government is becoming involved in electronic commerce. The initial focus is centered on a national Electronic Benefits Transfer
                           (EBT) recently proposed by Vice President Gore. One proposed and piloted application is to replace paper food stamps with a smart card. Such a change would eliminate the cumbersome printing, warehousing, transporting and disposal of this

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                           paper medium.  Other applications could include the
                           administration of welfare and Medicaid benefits and other government payments.

                  o Transportation. Opportunities exist to apply smart card technology to public and private transit systems, including bridge, tunnel and highway toll systems. Smart cards would significantly reduce the time spent and costs associated with collecting and processing fares and tolls. A multipurpose card could be used for taxis, trains, tolls and parking meters in addition to other small expenditures. Commercial vehicles could utilize this technology to store data about the cargo, the carrier, maintenance records and the driver.

                  o Affinity Programs. The trend in retail, fund raising (as discussed above with respect to Scrip
                           Advantage) and other repeat customer businesses is the move toward customer rewards. This application represents a tremendous opportunity and an explosive growth area, which is virtually untapped.

                           By incorporating a smart card into a traditional point of sale application, the retailer will realize complete tracking of all aspects of the sales process including the ability to reward repeat customers with premiums or discounts through the use of a smart card without the traditional computerized infrastructure. Retailers could use the data accumulated to target market areas not being penetrated and focus marketing and advertising costs on those areas.

Marketing and Distribution


                  The Company intends to market its electronic purse technology to any and all affinity groups where electronic cash is a viable medium. Although the Company expects to continue to market smart card systems directly through the Company's management and employees, the Company intends to establish strategic marketing alliances and licensing or other arrangements with systems integrators, value-added resellers and other smart card vendors and may also retain the services of sales representatives and marketing and other consultants. Distribution of product will be handled directly by Company sales and marketing staff.


                  Service of smart card terminals and related equipment will be performed on a "Depot Repair/Hot Swap" service basis. "Depot Repair/Hot Swap" service is the process of replacing faulty equipment with functional equipment via "Express" transportation methods. Faulty units are repaired if possible at the depot.

Competition

                  Due to the extensive use of cash, the market for smart card applications is enormous. Since this is a relatively new technology there is room for many participants in this market. Some companies currently involved in smart card development include but are not limited to: Bull, Card Europe, Gemplus, Innovatron, Philips Electronics, Racom Systems, Aladdin Knowledge Systems, MONDEX, MasterCard, Motorola, Schlumberger, Siemens, DigiCash, Cylink, AT&T Universal Card and Visa. All of these vendors are actively involved in producing smart card terminals. Some, like Schlumberger, also produce the actual smart card media.


                  Although the Company is unaware of competitors providing its combination of products and services to the Company's targeted markets, a few competitors, or potential competitors (MONDEX, Diebold, VISA and Digicash, etc.) actually develop software applications to deal with issuance, acceptance and adjudication of smart card transactions. Pathways is presently the only full service integrator, software developer and transaction processor of record to date in the United States.

                  Smart card applications are the result of creating innovative solutions to the needs of consumers. This requires significant experience in software development and knowledge of a variety of business sectors.

Research and Development

                  The Company has expended substantial resources in the development of its products. The Company has capitalized software development costs in the aggregate amount of $3,516,928 from inception to December 31, 1997, and $439,707 and $236,946 for the years ended December 31, 1997 and 1996, respectively. In addition, the Company expensed $102,000 as research and development costs for the year ended December 31, 1997.

Government Regulation

                  The Company can provide no assurance that a Federal, state or foreign agency will not attempt to regulate its activities. The principal regulatory issues presently before the Company are as follows:


                  Regulation E governs certain electronic funds transfers made by regulated financial institutions and providers of access devices and electronic fund transfer systems. Regulation E requires written receipt for transactions, monthly statements, pretransaction disclosures and error resolution procedures. Although certain aspects of the Company's services may be subject to Regulation E, the Company believes that most of its services are not subject to Regulation E. There can be no assurance that the Federal Reserve Board will not require all of the Company's services to comply with Regulation E, or revise Regulation E, or adopt new rules and regulations for electronic funds transfers that could lead to increased operating costs for the Company, and could also reduce the convenience and functionality of the Company's services, possibly resulting in reduced market acceptance. In addition, if the Federal Reserve Board challenges the Company's position, the costs of responding to such a challenge could result in significant drains on the Company's financial and management resources, which could result in significant drains on the Company's business, financial condition or operating results.


                  The management believes that current state and federal regulations concerning electronic commerce do not apply to the current product line. However, there is a move towards taxation of Internet use by several states including the state of Washington. There are some strategic plans under consideration to conduct commerce on the Internet using the Company's core technology. This technology is being developed with a strict eye on these legislative issues and the company management subscribes to industry watch publications that address these issues. Planning for such eventualities assures minimal interruption to the business of the Company should these laws be enacted.

Copyrights, Trademarks, Patents, Proprietary Rights and Licenses


                  As of June 30, 1998, the Company held no patents or other registered intellectual property rights with respect to its smart card products. The Company may prepare applications for copyrights for intellectual property, to be filed within the statutory time limits. Such applications would relate to toolkits for smart card programming applications as well as certain commercial application of the technology. However, the Company has historically viewed these items as trade secrets and relied on protection under those rules. There can be no assurances that such copyrights will be granted, or if granted, will have any commercial value.


                  Although the Company does not believe that its products or services infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not result in any costly litigation or require the Company to cease using, or obtain a license to use, intellectual property rights of such parties.

Legal Proceedings

                  The Company is not party to any legal proceedings.

Employees


                  As of  June 30, 1998, the Company had a total of  47
full-time employees. Key employees are employed under an employment contract, which includes a binding non-compete and non-disclosure clause. Each of Carey F. Daly, II, the Company's President and Chief Executive Officer, Mark T. Schuur, Senior Vice President and Chief Financial Officer and Joseph Schuler, Senior Vice President, Business Development have employment contracts with the Company. The Company anticipates that it may substantially increase the number of its employees in the near term. None of the Company's employees is represented by a labor union. The Company considers its relations with its employees to be very good.


Item 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                  PLAN OF OPERATION.

General

                  Since its inception, the Company has undertaken a program to develop the hardware and software products and expand the transaction processing services that it offers. The Company has invested heavily in designing and developing its proprietary hardware and application software systems and in establishing its sales and marketing capabilities. The Company plans to continue these efforts in preparation for and anticipation of the growth in smart card based electronic commerce that the company expects will create a substantial market for its data and transaction processing services. The Company has also made investments in computers, networking systems and unattended kiosk equipment.


                  As a result of operating costs associated with these activities, the Company has recorded significant operating losses since its inception. The Company's operating expenses were $2,762,117, $2,308,796, and $3,577,780 for the years ending December 31, 1995, 1996 and 1997, respectively. The Company recorded losses of $2,651,547, $2,832,877, and $3,586,521 for the years ending December 31, 1995, 1996 and 1997, respectively.

                  The Company's business model is based upon the Company's contracting large membership based businesses to be a turnkey provider of smart card based systems. The Company anticipates licensing its software for use by its clients and entering into agreements whereby the Company will perform all backroom processing of the transactions that occur over the system in addition to selling smart cards and smart card readers programmed by the Company. The Company expects to receive transaction processing fees for its backroom processing services. The Company anticipates that revenue generation from contracts will be dominated initially by the sales of smart card terminals and readers and smart cards in order to develop an appropriate concentration of merchants and smart card users in a market area. After this initial phase, the sales mix for a contract is expected to consist of a relatively high concentration of transaction processing fees.

                  Except for historical information, the material contained in this Management's Discussion and Analysis or Plan of Operation is forward-looking. This discussion includes, in addition to historical information, forward looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward looking statements. Factors that could cause or contribute to such differences are discussed below and in this Registration Statement on Form 10-SB. These risks and uncertainties include the rate of market development and acceptance of smart card technology, the unpredictability of the Company's sales cycle, the limited revenues and significant operating losses generated to date, and the possibility of significant ongoing capital requirements. For the purposes of the safe harbor protection for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, readers are urged to review the list of certain important factors set forth in "Cautionary

Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995".

FISCAL YEARS ENDED DECEMBER 31, 1997 AND 1996


Results of Operations


                  Revenues. The Company had revenues of $512,250, $108,418, and $61,785 for the years ending December 31, 1995, 1996 and 1997, respectively. During 1995, the Company's revenues consisted principally of credit card transaction processing fees from its unattended ticketing kiosk software. Throughout late 1995 and early 1996, the Company focused its efforts on developing and installing its first smart card application system. After the successful implementation of this system, the Company's resources were increasingly devoted to the expansion and realization of the smart card application system component of the Company's business plan. As a result of this refocusing, revenues from the automated kiosk business declined throughout
1996 and 1997.


                  The Company has signed pilot agreements with the Department of Education in the State of Hawaii for the implementation of an electronic school lunch program and with First Hawaiian Bank for the use of smart cards in a retail program. The Company believes it will continue to report minimal revenues until additional significant contracts are signed or until the existing contracts proceed through the pilot stage to a full rollout.

                  Gross Margin. The Company's gross margin as a percentage of revenues was 86.51%, 39.87%, and 68.45% for the years ending 1995, 1996 and 1997 respectively. The Company's gross margin percentage is primarily a result of the sales mix between high margin transaction processing fees and lower margin hardware and smart card sales. Accordingly, the gross margin declined in 1996 as compared to 1995 due to a higher volume of transaction processing fees as a percentage of total revenues in 1995 as compared to 1996, and a higher percentage of credit card chargeback expenses that occurred in 1996 than in 1995. Similarly, gross margins increased in 1997 as compared to 1996 due to a lower percentage of credit card chargeback expenses in 1997 as compared to 1996 and a greater percentage of lower margin smart card sales that occurred in 1996 than in 1997.

                  The Company's future gross margin percentages will continue to be a function of its sales mix between hardware sales and transaction processing fees. Although this mix is difficult to predict, generally margins will be lower at the beginning of a new client system roll out due to the intensity of smart card readers and smart card sales. Once the initial rollout is completed, gross margins are expected to increase due to a sharp increase in use of the smart card by cardholders and the resulting transaction processing fees.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $299,204 or 15.35% in 1996 as compared to 1995. The higher level of selling, general and administrative expenses in 1995 as compared to 1996 is primarily a result of a net receivable write off of $486,755 as a result of the Company's acquisition of Sprinticket in 1995. Selling, general and administrative costs increased $1,125,212 or 68.18% in 1997 as compared to 1996 primarily as a result of expanded payroll costs associated with an increased number of full time and contract employees. The Company had staff levels of between fifteen and thirty-five employees as of the end of 1997 as compared to eight to fifteen throughout 1996. The Company expects the level of selling, general and administration costs to increase substantially as a result of increased marketing activities and an increase in operating and technical personnel to support its sales revenues and continued development of new products and concepts. Additionally, the Company has leased a new 8,700 square foot building in Santa Rosa, California which has been refurbished into a new state of the art transaction-processing center. Construction of the facility buildout occurred in the second and third quarters of 1997 and was occupied in September 1997. Additionally, the Company incorporated a wholly owned subsidiary and opened a sales and marketing office in Honolulu, Hawaii during the third quarter 1997.

                  The Company anticipates substantial investments in its sales and marketing and product development activities in the foreseeable future as it seeks to continue to develop products and secure contracts for its smart card systems and transaction processing fees and resulting sales of smart cards and smart card terminals and unattended kiosks.


                  Amortization of Software Costs. Amortization of software costs decreased $200,413 or 27.17% in 1996 as compared to 1995. The higher level of amortization of software costs in 1995 as compared to 1996 is a result of the write off in 1995 of software costs acquired in the purchase of PT Link in 1994. Amortization of software costs increased $56,227 or 10.47% in 1997 as compared to 1996 due to an increase in software costs capitalized in 1997. Software costs capitalized increased in 1997 compared to 1996 due to increases in technical staff and software costs acquired in connection with the purchase of minority interests in SPRINTICKET, Inc.


                  The Company notes that given prevailing standards for the accounting for software development costs, the Company would, if it were determined that an impairment of software costs existed, write down the value at which such software development costs are carried in the Company's financial statements. Any such write down, if made, would be reflected as a charge to operations in the period any such impairment was determined and could have a material adverse effect on the Company's financial position and the results of operations for such period. The Company believes its capitalized software costs is not impaired, and is stated at net realizable value.

                  Depreciation. Depreciation increased $46,296 or 61.75% in 1996 compared to 1995 primarily due to an increase in capital expenditures in 1996 and a full year of depreciation on the unattended kiosk systems purchased in 1995. Depreciation increased $87,545 or 72.19% in 1997 as compared to 1996 due to an increase in capital expenditures of $483,693 which resulted primarily from the addition of computer equipment to support an increase in technical and marketing activities and personnel, and the build-out of the Company's Santa Rosa, California transaction processing center.

                  Interest. Interest expense increased $39,706, or 12.1%, in 1996 compared to 1995 due primarily to increases in the total debt outstanding. In the third and fourth quarters of 1996, the Company received sufficient funds from sales of its common stock to significantly pay down its long-term debt. In addition, the Company successfully restructured its bank debt and converted $1,470,331 of interest bearing debt to common stock. In 1997, the Company reduced its long-term debt by $40,250 and received proceeds from its initial public offering and the exercise of stock warrants and options totaling $5,875,092. As a result of the decrease in long-term debt in 1997 and increased interest income earned from investing the proceeds of stock sales, net interest expense declined $316,271, or 86.1%, in 1997 as compared to 1996. The Company anticipates that its future borrowings and interest expense will continue to significantly decline.


Liquidity and Capital Resources


                  The Company's working capital was $3,148,595 and $1,496,074 at December 31, 1997 and 1996, respectively. The increase in working capital was primarily the result of receipt of proceeds from the sale of 833,333 shares of common stock in the Company's initial public offering and the exercise of stock warrants and options in 1997. The net proceeds from the sale of the shares were $4,857,956. The Company also received $1,017,136 in 1997 from the exercise of stock warrants and options. In the third quarter 1997, the Company restructured the payment terms of a $364,000 note payable to a bank previously due in July 1997 to be payable in equal quarterly installments through May 1999. In addition, the Company entered into a master lease agreement with a bank, which provides up to $400,000 of credit to the Company for the lease of certain computer and office equipment and furniture for a period of three years. The lease provisions require the Company to maintain $200,000 in a certificate of deposit at the bank provided as collateral for the lease and to deposit additional funds if available cash and cash equivalents are not maintained above $800,000; of the $200,000 collateral, $70,500 was classified as restricted cash at December 31, 1997. Also, at December 31, 1997 the Company had drawn down approximately $141,000 on the lease line of credit and has approximately $259,000 available.

                  The Company has historically relied upon proceeds from the sale or issuance of its common shares and from the issuance of notes payable to satisfy its working capital requirements. The Company expects to continue to depend upon equity financing to fund operations and satisfy its working capital needs until they are able to generate significant sales or achieve profitability. There can be no assurance that the Company will achieve sales of the magnitude to generate sufficient cash flow from operations to continue to execute its business plans. However, the Company believes that the potential revenue to be realized from the rollout of its current contracts, its current cash resources and available trade and other credit facilities are sufficient to meet its present anticipated working capital needs for 1998. The Company's estimate of its cash requirements and its ability to meet them are forward looking statements, and there can be no assurance that the Company's cash requirements will be met without additional debt or equity financing. There can be no assurance that, if needed, additional financing will be available on acceptable terms to the Company if at all.

                  The Company has evaluated the integrity and reliability of its financial and operational systems and believes that it has no material Year 2000 issues with such systems. All products currently provided by the Company are Year 2000 compliant. The costs of achieving Year 2000 compliance are not expected to have a material impact on the Company's business, financial condition or results of operations. In addition, the Company is also communicating with its principal customers, suppliers and service providers to ensure Year 2000 issues will not have an adverse impact on the Company. Until the Company's assessment of external Year 2000 issues is completed, the Company will not know whether such issues may materially adversely affect the Company's business, financial position or results of operations.


FISCAL QUARTERS ENDED MARCH 31, 1998 AND 1997

Results of Operations

                  Revenues. The Company has generated limited revenues from operations to date as it has continued to develop and market its smart card systems. Revenues generated in the three months ended March 31, 1998 and 1997 relate to credit card processing fees from its unattended ticketing kiosks installed in several ski area and amusement park venues and, in 1997, sales of smart cards and affinity cards. Revenues decreased $12,718 for the three months ended March 31, 1998, as compared to the corresponding period in 1997 due to a decrease in sales of smart and affinity cards in 1997, and lower credit card transaction fees in 1998 vs. 1997. Credit card transaction fees were lower for 1998 as compared to 1997 due to a decrease in the number of kiosks in operation as a result of the Company's concentration on its smart card systems marketing efforts.

                  Gross Margin. The Company's gross margin as a percentage of revenues is primarily a function of the sales mix between high margin transaction processing fees and lower margin smart card and terminal sales. Gross margin percentage was 61% and 60% for the three months ended March 31, 1998 and 1997, respectively.

                  The Company's future gross margin percentages is expected to fluctuate depending on the sales mix between hardware sales and transaction processing fees. Although this mix is difficult to predict, margins generally will be lower at the beginning of a new client system rollout due to the concentration of smart card readers and smart card sales. Once the initial rollout is completed, gross margins are expected to increase due to increases in use of the smart card by cardholders and the resulting transaction processing fees.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $636,705 or 112% during the three months March 31, 1998, as compared to the corresponding period in 1997. This increase is primarily the result of expanded payroll and employee support costs associated with an increased number of full-time and contract employees. The Company had approximately forty-three full-time employees at March 31, 1998, as compared to eighteen in 1997. In addition, the Company has incurred increases in administrative costs associated with becoming a publicly traded company, including professional services and investor relations expenditures. The Company expects the level of selling, general and administration costs to increase substantially as a result of increased marketing activities and an increase in the number of operating and technical personnel necessary to support its expected sales efforts and continued development of new products and concepts. The Company has leased an 8,700 square foot facility in Santa Rosa, California, which has been refurbished into a new state-of-the-art transaction-processing center. Construction of the facility build-out occurred in the second and third quarters of 1997 and the Company occupied this new facility in September, 1997. Additionally, the Company incorporated a wholly-owned subsidiary and opened a sales and marketing office in Honolulu, Hawaii, during the third quarter 1997. The Company anticipates substantial investments in its sales, marketing and product development activities in the foreseeable future as it seeks to expand sales of its smart card systems and transaction processing fees.

                  Amortization of Software Costs. Amortization of software costs increased $19,829 or 14% for the three months ended March 31, 1998 compared to the corresponding period in 1997. This increase is due to continued capitalization of software costs as a result of the Company's product development efforts. Software costs capitalized were higher in 1997, as compared to 1998, due to software costs acquired in connection with the purchase of minority interest in SPRINTICKET, Inc. (see Note 4 under Notes to Consolidated Financial Statements).

                  The Company notes that given prevailing standards for the accounting for software development costs, the Company would, if it were determined that an impairment of software development costs existed, write down the value at which such software development costs are carried in the Company's financial statements. Any such write-down, if made, would be reflected as a charge to operations in the period any such impairment was determined and could have a material adverse effect on the Company's financial position and results of operations for such period. The Company believes its capitalized software is not impaired, and is stated at net realizable value.

                  Depreciation. Depreciation increased $38,368 for the three months ended March 31, 1998, as compared to the corresponding periods in 1997 primarily due to an increase in capital expenditures. Capital expenditures increased during 1998 as compared to 1997 due to the addition of computer equipment to support an increase in marketing and technical activities and personnel, the build-out of the Company's Santa Rosa, California transaction processing center, and the opening of its Hawaii office.

                  Interest Expense (Net). For the three months ended March 31, 1998, the Company had net interest income as compared to interest expense for the three months ended March 31, 1997. The decrease in net interest expense was due to reductions in the total debt outstanding and increased interest income from the investment of available funds from common stock sales.

Liquidity And Capital Resources

                  The Company's working capital was $1,385,390 and $3,148,595 at March 31, 1998 and December 31, 1997, respectively. The higher working capital at December 31, 1997, as compared to March 31, 1998, was primarily the result of the receipt of proceeds from the Company's Initial Public Offering of common stock and the exercise of common stock warrants in 1997, and the net loss incurred in the first quarter of 1998. In May 1997, the Company issued and sold 833,333 shares of common stock pursuant to the filing of Form 1-A (No. 24-3750) with the Securities and Exchange Commission. The net proceeds from the sale of the shares were $4,857,958. Also in 1997, the Company entered into a master lease agreement with a Bank which provided up to $400,000 of credit to the Company for the lease of certain computer and office equipment and furniture for a period of three years and contains an option to acquire the equipment at the end of the lease term. The lease provisions require the Company to maintain $200,000 in a certificate of deposit at the bank as collateral for the lease and to deposit additional funds if the Company's available cash and cash equivalents are not maintained above $850,000.

                  The Company incurred increased capital expenditures in 1998 as compared to 1997 primarily due to the purchase of computer equipment required to support increased marketing and technical activities and personnel. In addition, the Company has spent $394,436 in leasehold improvement and computer equipment costs to build out its new transaction processing facility in Santa Rosa, CA. The Company expects to continue to incur substantial costs to complete this facility and its new office in Honolulu, Hawaii, including amounts for office furniture and computer equipment.

                  The Company has historically relied upon proceeds from the sale or issuance of its common shares and from the issuance of notes payable to satisfy its working capital requirements. The Company expects to continue to depend upon equity financing to fund operations and satisfy its working capital needs until they are able to generate significant sales or achieve profitability. There can be no assurance that the Company will achieve sales of the magnitude to generate sufficient cash flow from operations to continue to execute its business plans. However, the Company believes that the potential revenue to be realized from the rollout of its current contracts, its current cash resources and available trade and other credit facilities are sufficient to meet its present anticipated working capital needs for 1998. The Company's estimate of its cash requirements and its ability to meet them are forward-looking statements, and there can be no assurance that the Company's cash requirements will be met without additional debt or equity financing. There can be no assurance that, if needed, additional financing will be available on acceptable terms to the Company, if at all.

Subsequent Events

                  The Company commenced a private offering of its Common Stock on July 23, 1998. The offering is being conducted pursuant to Rule 506 of Regulation D under the Securities Act. As of July 31, 1998, the Company has sold 100,000 shares at $15.00 per share to two accredited investors. The terms of the offering provide that the Company may sell up to 700,000 shares of Common Stock at an initial offering price of $15 per share and permits the Company to issue additional shares. The Company has engaged Allen & Company Incorporated to act as placement agent for the offering; Allen & Company Incorporated is receiving a placement fee of 5% of the purchase price per share.

                  As of the date of this filing, the Company has determined that it is in breach of one of the financial covenants contained in its $400,000 lease financing arrangements. The Company may cure such breach by posting approximately $200,000 in additional collateral or by repaying the uncollateralized balance of the lease of approximately $200,000. The Company intends to use a portion of the proceeds from the sale of the Shares to effect such cure. Alternatively, the Company may seek to renegotiate its lease financing arrangements with the lender, although there can be no assurance that the Company will be able to do so on reasonable terms acceptable to the Company.


Item 3.           DESCRIPTION OF PROPERTY.

                  The Company leases its principal facilities totaling approximately 8000 square feet in Woodinville, Washington. The lease expires in 2000. The Company believes that its existing space will be adequate through at least 2000. The Company has also leased additional space for a transaction processing office and marketing office in Santa Rosa, California, and a marketing office in Honolulu, Hawaii.

Item 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT.


                  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1998, by
(i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group.

                  As of July 31, 1998, there were 13,004,487 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote per share.



Name and Address of                                                               Shares of           Percent of Common
Beneficial Owners and                                                            Common Stock         Stock Beneficially
Directors and Officers                                                        Beneficially Owned            Owned
---------------------------------------------------------------------------  --------------------  ------------------------
5% Beneficial Owners:
Allen & Company Incorporated(1)                                                   2,780,932(2)                21.4%
711 Fifth Avenue
New York, New York 10022
---------------------------------------------------------------------------  --------------------  ------------------------
Deferred Compensation Trust for Carey F. Daly, II(3)                              1,876,978                   14.4%
1221 North Dutton Ave.
Santa Rosa, California 95401
---------------------------------------------------------------------------  --------------------  ------------------------
Officers and Directors:
Carey F. Daly, II                                                                   552,459(4)                 4.2%
1221 North Dutton Ave.
Santa Rosa, California 95401
---------------------------------------------------------------------------  --------------------  ------------------------
Mark T. Schuur                                                                        6,667(5)                  *
14201 NE 200th Street
Woodinville, WA 98072
---------------------------------------------------------------------------  --------------------  ------------------------
Glenn A. Okun                                                                       511,303(6)                 3.9%
1221 North Dutton Ave.
Santa Rosa, California 95401
---------------------------------------------------------------------------  --------------------  ------------------------
Monte P. Strohl                                                                      67,000                      *
13720 68th Avenue West
Edmonds, Washington 98026
---------------------------------------------------------------------------  --------------------  ------------------------
Linda Wing                                                                            None                      N/A
6117 Wilryan Avenue
Minneapolis, Minnesota
---------------------------------------------------------------------------  --------------------  ------------------------
Officers and Directors as a Group (7 persons)                                     1,201,562                    9.2%
---------------------------------------------------------------------------  --------------------  ------------------------


*        Less than 1%.


         (1) Allen & Company Incorporated, a New York corporation, is wholly-owned by Allen Holding Inc., a Delaware corporation of which members of the Allen family are beneficial owners of a majority of the shares. The remaining shares of Allen Holding Inc. are owned by officers of Allen actively involved in its business.

         (2) Excludes approximately 1,578,000 additional shares owed by persons affiliated with Allen & Company Incorporated.

         (3) Mr. Daly has no voting power over or power to dispose of the 1,876,978 shares held in the trust. Mr. Edward L.
                  Mueller, general counsel to the Company, is the trustee.

         (4) Includes options to acquire 66,667 shares, which options are currently exercisable. Excludes (a) 203,000 shares owned by Mr. Daly's wife, (b)options to acquire 133,333 shares, which options are not currently exercisable and (c) 1,876,978 shares held in the Deferred Compensation Trust for Carey F. Daly, II, over which Mr. Daly has no power to vote or dispose.

         (5) Excludes options to acquire 28,333 shares, which options are not currently exercisable.

         (6) Includes 75,000 shares owned by Mr. Okun jointly with his wife.

Item 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                  AND CONTROL PERSONS.

                  Carey F. Daly, II, age 54, is the President and Chief Executive Officer of the Company and the Chairman of the Board of Directors. Mr. Daly founded The Pathways Group, Inc. in October 1993. Mr. Daly is also President of Pathways International, Ltd. (1987) and SPRINTICKET, Inc. (1992). Mr. Daly has over 29 years of computer operating system, computer programming, and design experience. From 1968 to 1969, Mr. Daly served as an internal auditor and Director of Financial Planning for American Standard, Baltimore, MD. He also worked for major computer companies as a systems engineer in Baltimore, Maryland from 1970 through 1973. He received an LLB degree in Business Law from LaSalle University in 1974 and a BS degree in Accounting as well as an AA in Computer Science from Baltimore Business College in 1968.


                  Mr. Daly is the software engineering designer of the SPRINTICKET product line, the Pathways Medical smart card system, the Pathways E-Teller Transaction Processing System, as well as, several other commercial software systems.


                  Mark T. Schuur, age 37, is Senior Vice President and Chief Financial Officer and a Director of the Company and has been with the Company since September 1996. From May 1992 through September 1996, Mr. Schuur served as Chief Financial Officer, Treasurer and a Director of Pizza Blends Inc., Western Blending Inc. and Flavor Blends Inc., affiliated privately- held food manufacturers based in Bellevue, Washington. Prior to that, Mr. Schuur was a General Practice Manager at Coopers & Lybrand in Seattle, Washington. Mr. Schuur received his B.A. degree in business administration (accounting emphasis) from the University of Washington in 1983.

                  Glenn A. Okun, age 36, has been a Director of the Company since the fourth quarter of 1996. As of April 1998, Mr. Okun is the Chairman and Chief Executive Officer of Mitchum, Jones & Templeton, Inc., an investment banking firm. For more than five years prior to April 1998, Mr. Okun was a Director and Vice President of Allen & Company Incorporated, an investment banking firm. Allen & Company has acted as a financial advisor to the Company since May 1995. Mr. Okun received a masters of business administration and a law degree from Harvard University in 1989.

                  Linda Wing, age 53, has been a Director of the Company since June 1998. Since 1993, she has served as President and Chief Executive Officer of Human Systems Design, an organizational development firm that assists management of companies in developing their strategic planning. Ms. Wing currently teaches a course in strategic management at Metro State University in Minneapolis, Minnesota. She is also an editor of the journal "Empowerment in Organization," which is published by MCB University Press. She holds a masters of business administration from the University of St. Thomas and several undergraduate degrees from Mankato State University in finance and industrial relations. Ms. Wing is presently working on obtaining her doctorate in organizational theory from the Fielding Institute in Santa Barbara, California.

                  Monte P. Strohl, age 46, has been a Director of the Company since June 1998. Mr. Strohl is currently the president of MS Digital, which he founded in 1994 and has acted as President and Chief Executive Officer since that time. MS Digital is a company specializing primarily in corporate communication and cable broadcasting. MS Digital provides hardware and software solutions to companies wishing to communicate over cable television (public or internal), or intranets. MS Digital's clients include universities, municipalities and Fortune 500 companies. Before founding MS Digital, Mr. Strohl worked as Vice President of sales for OMNI International, which sold video production solutions internationally. Mr. Strohl is one of the original founders of Pathways International, Ltd., the predecessor corporation of the Company.


                  Joseph Schuler, age 56, has been Senior Vice President, Business Development, of the Company since December 1997. From June 1996 through October 1997, Mr. Schuler was the Director of Sales and Marketing for Schlumberger Smart Cards and Systems, where he was responsible for the development of a sales and marketing program for smart cards. Mr. Schuler was the Senior Vice President of New Business Development and Marketing for Stored Value Systems, a National City Company, from September 1995 through May 1996. Prior to September 1995, Mr. Schuler acted as an independent consultant for companies in the smart card business. Mr. Schuler is a graduate of the Carlson School of Management of the University of Minnesota.


                  Bob Haller, age 44, is the Senior Vice President of
Marketing and Sales of the Company. Mr. Haller joined SPRINTICKET, Inc. as the Sales Manager in November 1992. Previously, he was Sales Manager of QT, Inc. His primary roles of responsibility have been the direct sales and marketing efforts in the ski and amusement park industries. Mr. Haller received a BS in Human Biology from the University of Washington in 1977.


Item 6.           EXECUTIVE COMPENSATION.

                  The following table shows compensation for services rendered to the Company during the fiscal years ended December 31, 1997, 1996 and 1995, respectively, by the Chief Executive Officer, the Vice President, and the Chief Financial Officer. Each executive officer serves under the authority of the Board of Directors. No other executive officer of the Company received cash compensation that exceeded $100,000 during the fiscal years ended December 31, 1997, 1996 and 1995. Therefore, pursuant to Item 402 of Regulation S-B, only compensation for each of the Chief Executive Officer, the Vice President, and the Chief Financial Officer.

                                            SUMMARY COMPENSATION TABLE


                                                 Annual Compensation                         Long-Term Compensation
                                     ------------------------------------------- -------------------------------------------
                                                                                             Awards                Payout
                                                                                                                     s
                                                                               --------------------------------- ---------
                                                                Other Annual                       Securities             All Other
                                                                   Compen        Restricted        Underlying       LTIP    Compen-
    Name and Principal                                             sation           Stock       Options/SARs(1)    Payout   sation
         Position             Year  Salary ($)   Bonus ($)(c)        ($)        Award(s) ($)          (#)          s ($)      ($)
--------------------------- ------ ------------- ------------- --------------- --------------- ----------------- ---------- --------
Carey F. Daly, II,          1997        $200,000    $20,000        $  8,333(a)        0                0             0         0
President and Chief         1996         200,000       0             12,500(a)        0            200,000/0         0         0
Executive Officer           1995         137,809       0                              0                0             0         0

--------------------------- ------ ------------- ------------- --------------- --------------- ----------------- ----------- -------
Mark F. Schuur, Senior      1997       $ 112,916       0                     0        0             15,000/0         0         0
Vice President and Chief    1996       35,333(b)       0                     0        0             20,000/0         0         0
Financial Officer           1995              --      --                    --        -                              --       --

--------------------------- ------ ------------- ------------- --------------- --------------- ----------------- ------------ ------
--------------------------- ------ ------------- ------------- --------------- --------------- ----------------- ------------ ------



(a) Represents payment for accrued vacation benefits.

(b) Mr. Schuur's employment with the Company commenced in September 1996.

(c) The Company has no set bonus policy. Bonuses are awarded by the independent directors of the Board.



Item 7.           CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS.

                  Mr. Carey F. Daly, II, the President and Chief Executive Officer of the Company, has previously personally guaranteed $1,292,500 principal amount of indebtedness of the Company. In May 1995, April 1996 and September 1996, the Company issued an aggregate of 646,250 shares of its Common Stock to Mr. Daly in consideration for his entering into such guaranty.

                  In 1996, the Company issued to Allen & Company Incorporated, a financial advisor to the Company, 300,000 shares of its Common Stock in payment for $300,000 in fees owed by the Company to Allen & Company for financial consulting services. Allen & Company purchased shares of Common Stock of the Company (including the 1996 fee for services issuance) in connection with a series of transactions at a weighted average price per share of $0.70. Mr. Glenn Okun, a director of the Company, was, until April 1998, also a Director and Vice President of Allen & Company.


                  In connection with the agreement with Scrip Advantage, Scrip Advantage has agreed to elect a Company designee to its Board of Directors. Initially, Carey F. Daly II, the President and Chief Executive Officer of the Company, will be elected to such Board. The Company has advanced $50,000 to Scrip Advantage in exchange for a demand promissory note. The note is convertible into equity of Scrip Advantage at the Company's sole option.

                  The Company believes that the terms of the transactions with affiliates of the Company are fair and reasonable in light of prevailing market conditions at the time when such arrangements were implemented and in light of the circumstances under which such arrangements were made. The disinterested members of the Board of Directors will continue to review any ongoing relationships with such affiliates to assure that such transactions are consistent with the fiduciary duties of the directors to the stockholders of the Company.


Item 8.           DESCRIPTION OF SECURITIES.

                  The following is a summary of the provisions of the Company's Certificate of Incorporation and By-Laws, and is qualified in its entirety by reference thereto.


                  The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"). There are currently 13,004,487 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

                  The Company's Certificate of Incorporation provides that the Board of Directors, without stockholder approval, has the authority to issue Preferred Stock from time to time in series and to fix the stockholder approval, has the authority to issue Preferred Stock from time to time in series and to fix the designation, powers (including voting powers, if any), preferences and relative, participating, optional, conversion and other special rights and the qualifications, limitations and restrictions of each series.

                  No holder of Common Stock has any pre-emptive right to subscribe for any securities of the Company. All outstanding shares of capital of the Company are fully paid and non-assessable. Holders of Common Stock are not entitled to cumulative voting and are entitled to one vote per share with respect to all matters that are required by law to be submitted to the stockholders, including the election of directors.

                  The transfer agent for the Company's Common Stock is American Stock Transfer Company, 40 Wall Street, New York, New York.


                                     PART II


Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


                  The Company's Common Stock is traded in the NASDAQ over-the-counter market under the symbol PTHW. As quoted in the Monthly Statistical Reports of the National Association of Securities

Dealers, Inc., the approximate high and low closing prices for each fiscal quarter in the two fiscal years ended December 31, 1996 and December 31, 1997 were as follows:

                       Common Stock Prices
                       -------------------


Fiscal Quarter:               High                Low
     1st Qtr 97                --                 --
     2nd Qtr 97                --                 --
     3rd Qtr 97              $20.50              $6.00
     4th Qtr 97               26.50              19.00
     1st Qtr 98               25.00              23.50
     2nd Qtr 98               25.00              17.00



                  During the third quarter of fiscal 1998 (through August 3, 1998), the Company's Common Stock had a high price of $20.38 and a low of $19.00.

                  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                  As of June 30, 1998, there were approximately 74 holders of record of the Company's Common Stock. This number of holders of record does not include beneficial owners of the Company's Common Stock, which shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of its Common Stock held by others or in nominee names exceeds 440 in number. The Company has not paid any cash dividends, and does not anticipate doing so in the immediate future as it intends to invest any earnings in the development of the Company's business.



Item 2.           LEGAL PROCEEDINGS.

                  Not applicable.


Item 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

                  None.


Item 4.           RECENT SALES OF UNREGISTERED SECURITIES.

                  The Company offered its common stock to the public in July 1997 pursuant to Regulation A of the Securities Act of 1993, as amended ("Securities Act"). The Company sold 833,333 shares of Common Stock for a purchase price of $6.00 per share. The offering commenced on July 15, 1997, and terminated on July 21, 1997. All shares offered were sold, providing $5,000,000 in gross proceeds to the Company.


                  In June 1996, the Company sold 4,368,885 shares of Common Stock to Allen & Company Incorporated for $3,250,000 and 10,000 shares of Common Stock to Charles Reeves for $10,000. Mr. Reeves was a sophisticated investor.
In December 1996, the Company, as consideration for an investment of $2,000,000, issued to Somers Nominees (Far East) Ltd. and FX Holdings, Limited, both accredited investors that are non-U.S. persons as defined under Regulation S, 783,734 shares of its Common Stock and issued a warrant to Roderick Thompson, also a non-U.S. person under Regulation S, to purchase

335,886 shares of the Company's Common Stock for an aggregate exercise price of $1,000,000. In June 1996, the Company issued to Allen & Company Incorporated, in consideration of services provided, 300,000 shares of the Company's Common Stock. In July 1996, Allen & Company Incorporated exercised 440,000 Common Stock warrants originally issued in consideration of services provided. The Company issued, in September 1996, 225,000 shares of its Common Stock to acquire substantially all of the remaining minority interest in a majority-owned subsidiary.


                  In the third and fourth quarters of 1996, the Company restructured its debt and converted $1,470,331 of interest-bearing debt to 1,470,331 shares of Common Stock, and issued 1,161,762 shares to Mr. Daly and others to satisfy accrued wages and other expenses. The debt that was converted into the Company's equity was owed to Carey F. Daly, II, Herman Sarkowski, an accredited investor, and the following persons, who are at a minimum sophisticated investors: Loren Johnson; Thomas Keys; The Diocese of Santa Rosa, California; Donald Duskin; Murry Fleming; Edward Gustamante; Patrick Haney, M.D.; Margaret M. Bernard-Howe; Van and Janice Nowlin; Harold Stewart, M.D.; Bruce Switzer; Monroe Whitman; Blair Bush; and Daniel Webster. The shares issued in lieu of accrued wages and other expenses, in addition to Mr. Daly, were issued to Edward L. Mueller, Richard Burkhart, Herman Sarkowski and Robert Haller, all of whom are accredited investors, and the following persons, who are at a minimum sophisticated investors: Loren Johnson, Blair Bush, Edward Gustamante and Daniel Webster. All persons who are listed as sophisticated investors had access to company information through Mr. Daly, either directly or through another sophisticated investor. In addition, Mr. Gustamante's son is an investment advisor, and Mr. Blair was a former Vice President of the Company at the time of conversion.


                  In April and September 1996, the Company issued 542,292 shares of Common Stock to Carey F. Daly, II, the President and Chief Executive Officer and a Director of the Company, in consideration of Mr. Daly's personally guaranteeing the debt of the Company. Based on the best information available to the Company, all of the foregoing transactions were effected in compliance with
Section 4(2) of the Securities Act and the rules and regulations thereunder.


                  The Company commenced a private offering of its Common Stock on July 23, 1998. The offering is being conducted pursuant to Rule 506 of Regulation D under the Securities Act. As of July 31, 1998, the Company has sold 100,000 shares at $15.00 per share to two accredited investors. The terms of the offering provide that the Company may sell up to 700,000 shares of Common Stock at an initial purchase price of $15.00 per share and permits the Company to issue additional shares. The Company has engaged Allen & Company Incorporated to act as placement agent for the offering; Allen & Company Incorporated is receiving a placement fee of 5% of the purchase price per share.


Item 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  The Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify under said section from and against any and all expenses, liabilities or other matters referred in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Company will have the power to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to its By-Laws.

                  INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE

UNENFORCEABLE. IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE COMPANY OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE COMPANY IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE COMPANY WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

                  The Company carries directors' and officers' liability insurance covering losses up to $3,000,000 (subject to certain deductible amounts).

                                    PART F/S

REPORT OF INDEPENDENT ACCOUNTANTS



Board of Directors
The Pathways Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Pathways Group, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the three years ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pathways Group, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for the three years ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND



Seattle, Washington
February 24, 1998

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996

ASSETS

                                                    1997           1996
                                                ------------   ------------
Current assets:
  Cash and cash equivalents                     $  3,759,720   $  2,390,127
  Accounts receivable                                 66,493        102,511
  Inventory                                          202,749        382,089
  Prepaid expenses and deposits                      101,407
                                                ------------   ------------
     Total current assets                          4,130,369      2,874,727
                                                ------------   ------------

Restricted cash                                       70,500
Software, net of accumulated amortization
  of $1,911,830 and $1,318,371                     1,605,098      1,758,850
Property and equipment, net of
  accumulated depreciation                           722,678        388,280
Other assets                                         188,195         50,282
                                                ------------   ------------

     Total assets                               $  6,716,840   $  5,072,139
                                                ------------   ------------
                                                ------------   ------------
        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable to banks, current maturities      $    551,991   $    370,250
  Accounts payable                                   206,986        664,767
  Accrued expenses                                   222,797        343,636
                                                ------------   ------------

     Total current liabilities                       981,774      1,378,653

Notes payable to banks, net of current
  maturities                                         509,900        731,891
                                                ------------   ------------

     Total liabilities                             1,491,674      2,110,544
                                                ------------   ------------
Commitments and contingencies

Stockholders' equity:
  Preferred stock, .01 par value; 1,000,000
    shares authorized; no shares issued
    and outstanding
  Common stock, .01 par value; 50,000,000
    shares authorized; 12,904,487 and
    11,756,004 shares issued and
    outstanding, respectively                        129,045        117,560
  Additional paid in capital                      18,052,730     12,214,123
  Accumulated deficit                            (12,956,609)    (9,370,088)
                                                ------------   ------------

     Total stockholders' equity                    5,225,166      2,961,595
                                                ------------   ------------

     Total liabilities and stockholders' equity  $ 6,716,840   $  5,072,139
                                                ------------   ------------
                                                ------------   ------------

                The accompanying notes are an integral part of the
                         consolidated financial statements.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                           1997         1996           1995
                                       -----------  -----------    -----------

Sales, net                             $    61,785  $   108,418    $   512,250
Cost of sales                               19,492       65,194         69,081
                                       -----------  -----------    -----------

     Gross margin                           42,293       43,224        443,169
                                       -----------  -----------    -----------

Selling, general and
  administrative expenses                2,775,507    1,650,295      1,949,499
Amortization and write-off of software     593,459      537,232        737,645
Depreciation                               208,814      121,269         74,973
                                       -----------  -----------    -----------

     Total operating expenses            3,577,780    2,308,796      2,762,117
                                       -----------  -----------    -----------

Loss from operations                    (3,535,487)  (2,265,572)    (2,318,948)

Other expenses:
  Interest expense, net                     51,034      367,305        327,599
  Loan guarantee fees to stockholder                    200,000          5,000
                                       -----------  -----------    -----------

     Net loss                          $(3,586,521) $(2,832,877)   $(2,651,547)
                                       -----------  -----------    -----------
                                       -----------  -----------    -----------

Basic and fully diluted net
  loss per share                            $(0.30)      $(0.57)        $(1.49)
Shares used in per share
  calculation
                                        12,102,755    4,964,640      1,784,466
                                       -----------  -----------    -----------
                                       -----------  -----------    -----------

                  The accompanying notes are an integral part of
                       the consolidated financial statements.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                          ---------------------------
                                                                 Common Stock           Additional
                                                          ---------------------------     Paid-In      Accumulated
                                                             Shares          Amount       Capital        Deficit         Total
                                                          ------------   ------------   ------------   ------------   ------------
Stockholders' deficit, January 1, 1995                         417,500   $     15,118   $  1,974,972   $ (3,760,664)  $ (1,770,574)
Issuance of common stock for cash                              210,000          2,100        207,900                       210,000
Issuance of common stock upon conversion of
     note payable to stockholder                               100,000          1,000         99,000                       100,000
Issuance of common stock upon conversion of
     notes payable to individuals                              150,000          1,500        148,500                       150,000
Issuance of common stock in connection with
     the acquisition of Sprinticket, Inc.                      819,500          8,195        811,305                       819,500
Obligation to issue common stock for loan
     guarantees by a stockholder                                                   50          4,950                         5,000
Issuance of common stock for loan guarantees
     by a stockholder                                          757,000
Issuance of warrants to purchase common stock                                   4,356        431,244                       435,600
Net loss                                                                                                 (2,651,547)    (2,651,547)
                                                          ------------   ------------   ------------   ------------   ------------

Stockholders' deficit, December 31, 1995                     2,454,000         32,319      3,677,871     (6,412,211)    (2,702,021)

Issuance of common stock for cash                            5,162,619         51,626      5,208,374                     5,260,000
Issuance of common stock for investment banking
     services to stockholder                                   300,000          3,000        297,000                       300,000
Issuance of common stock for loan guarantees to
     stockholder                                               200,000          2,000        198,000                       200,000
Issuance of common stock for loan guarantees to
     stockholder (earned and accrued prior to 1996)            342,292
Exercise of warrants to purchase common stock
     by stockholder                                            440,000             44          4,356                         4,400
Issuance of common stock upon conversion of notes
     payable (including 1,303,672 shares to stockholders)    1,470,331         14,703      1,455,628                     1,470,331
Issuance of common stock for wages, interest, consulting
     and professional fees and conversion of accrued
     expenses (including 862,899 shares to stockholders)     1,161,762         11,618      1,150,144                     1,161,762
Issuance of common stock for acquisition of minority
     interest in SPRINTICKET, Inc.                             225,000          2,250        222,750                       225,000
Exchange of land for common stock of Pathways
     International, Ltd.                                                                                   (125,000)      (125,000)
Net loss                                                                                                 (2,832,877)    (2,832,877)
                                                          ------------   ------------   ------------   ------------   ------------

Stockholders' equity, December 31, 1996                     11,756,004        117,560     12,214,123     (9,370,088)     2,961,595

Redemption of common stock for cash                            (33,737)          (337)       (27,663)                      (28,000)
Issuance of common stock for convertible debenture               3,000             30          2,970                         3,000
Issuance of common stock upon exercise of stock
     options and warrants                                      345,887          3,459      1,013,677                     1,017,136
Net proceeds from initial public offering of common stock      833,333          8,333      4,849,623                     4,857,956
Net loss                                                                                                 (3,586,521)    (3,586,521)
                                                          ------------   ------------   ------------   ------------   ------------

Stockholders' equity, December 31, 1997                     12,904,487   $    129,045   $ 18,052,730   $(12,956,609)  $  5,225,166
                                                          ------------   ------------   ------------   ------------   ------------
                                                          ------------   ------------   ------------   ------------   ------------

The accompanying notes are an integral part of the consolidated financial statements.


THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                   1997            1996          1995
                                                                -----------    -----------    -----------
Cash flows from operating activities:
  Net loss                                                      $(3,586,521)   $(2,832,877)   $(2,651,547)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation                                                   208,354        121,269         74,973
     Amortization and write-off of software                         593,459        537,232        737,645
     Investment banking services                                                   300,000
     Loan guarantee fees                                                           200,000
     Issuance of common stock for wages, interest,
       consulting and professional fees                                            281,573
     Issue of warrants to purchase common stock                                                   435,600
     Loan guarantee fees to stockholder                                                             5,000
     Write-off of net accounts receivable                                                         486,755
     Effects of changes in operating assets and
       liabilities, net of effects from acquisition
       of businesses:
       Trade accounts receivable                                     36,018        (77,965)       (16,870)
       Inventory                                                     56,963       (331,857)
       Prepaid expenses and deposits                               (101,407)                           29
       Other assets                                                (137,913)       (38,838)         2,268
       Accounts payable                                            (335,404)       107,554         75,938
       Accrued expenses                                            (120,839)      (206,571)       592,771
                                                                -----------    -----------    -----------

          Net cash used in operating activities                  (3,387,290)    (1,940,480)      (257,438)
                                                                -----------    -----------    -----------

Cash flows from investing activities:
  Restricted cash                                                   (70,500)
  Capital expenditures                                             (542,752)       (59,059)        (7,528)
  Capitalized software development costs                           (439,707)      (236,946)      (301,165)
  Cash acquired in acquisition of businesses                                                       55,374
                                                                -----------    -----------    -----------

          Net cash used in investing activities                  (1,052,959)      (296,005)      (253,319)
                                                                -----------    -----------    -----------

Cash flows from financing activities:
  Principal payments on notes payable to banks                      (34,750)      (517,532)       (15,993)
  Principal payments on notes payable to stockholders                (2,500)      (111,634)        (2,385)
  Principal payments on notes payable to others                                   (517,161)        (2,682)
  Redemption of common stock                                        (28,000)
  Proceeds from notes payable to banks                                                              4,361
  Proceeds from notes payable to stockholders                                       35,670        130,568
  Proceeds from notes payable to others                                            463,500        195,659
  Proceeds from issuances of common stock,
    net of offering costs of $142,044                             5,875,092      5,264,400        210,000
                                                                -----------    -----------    -----------

          Net cash provided by financing activities               5,809,842      4,617,243        519,528
                                                                -----------    -----------    -----------

Increase in cash and cash equivalents                             1,369,593      2,380,758          8,771
Cash and cash equivalents, beginning of year                      2,390,127          9,369            598
                                                                -----------    -----------    -----------

Cash and cash equivalents, end of year                          $ 3,759,720    $ 2,390,127    $     9,369
                                                                -----------    -----------    -----------
                                                                -----------    -----------    -----------

The accompanying notes are an integral part of the consolidated financial statements.


THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   ORGANIZATION AND BASIS OF PRESENTATION:

     THE COMPANY

     The accompanying consolidated financial statements include the accounts of The Pathways Group, Inc. ("TPG") and its wholly-owned and majority-owned subsidiaries as of December 31, 1997 and 1996 and for the three years ended December 31, 1997. All intercompany balances and transactions have been eliminated. TPG's subsidiaries include Pathways International, Ltd. ("PIL"), SPRINTICKET, Inc. ("ST"), PT Link, Inc. ("PT Link") and the Pathways Group, a wholly-owned subsidiary incorporated in the state of Hawaii in August 1997. TPG and its subsidiaries (the "Company") are primarily engaged in providing specialized transaction processing services through the development of proprietary software and hardware systems including credit card and multiple application smart card technologies.
     The Company derives its revenue principally from transaction processing fees charged to the merchant and the sale of related terminals, hardware systems and smart cards.

     BUSINESS COMBINATIONS

     In April 1995, TPG acquired 77.53% of the outstanding stock of ST through the issuance of 819,500 shares of TPG's common stock. This transaction has been accounted for as a purchase in accordance with generally accepted accounting principles.

     A summary of the allocation of the purchase price for this acquisition is as follows:

     Assets acquired:
          Cash                                   $    55,374
          Accounts receivable                          8,522
          Inventory                                   50,232
          Property and equipment                     475,319
          Software                                 1,328,642
          Other assets                                 1,508
                                                 -----------

               Total assets acquired               1,919,597
               Liabilities assumed                (1,100,097)
                                                 -----------

                                                 $   819,500
                                                 -----------
                                                 -----------

     In 1996 and 1997, TPG acquired the remaining minority interest in ST. The Company's acquisition of the remaining minority interest of ST was accounted for as a purchase with the purchase price of $300,000 being allocated to software and amortized in accordance with the Company's amortization policy.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   ORGANIZATION AND BASIS OF PRESENTATION, CONTINUED:

     REINCORPORATION

     In May 1997, TPG reincorporated in the State of Delaware. At such time, the number of authorized shares of common stock was reduced from 500,000,000 to 50,000,000. The par value was changed to $.01 per share and 1,000,000 shares of preferred stock were authorized. All prior periods presented have been adjusted to reflect these changes in the capital stock accounts.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt securities purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 1997 and 1996, cash equivalents consisted of money market accounts and U.S. Treasury Bills.

     INVENTORY

     Inventory is stated at the lower of cost (as determined by the first-in, first-out method) or market.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation expense is provided by the straight-line method over the estimated useful lives of the property and equipment which is estimated to be five years, with the exception of computer equipment as to which the life is three years. Expenditures for renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and the related gains and losses are included in the results of operations.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     SOFTWARE

     Software development costs incurred in conjunction with product development are charged to expense until technological feasibility is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value of each product. In 1997, approximately $102,000 was charged to research and development. In 1996 and 1995, research and development expenses were not material. The establishment of technological feasibility and the on-going assessment of the recoverability of costs require considerable judgment by the Company with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. After consideration of the above factors, the Company amortizes capitalized software costs by the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on, generally five years.

     INCOME TAXES

     Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents and accounts receivable approximate fair value due to their short-term maturities. The carrying value of debt approximates their estimated fair values because the rates of interest on the debt approximates current interest rates for similar obligations with like maturities.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. At times, such cash may exceed federally insured limits. Approximately 55% and 63% of accounts receivable at December 31, 1997 and 1996 are concentrated with one customer.

     REVENUE RECOGNITION AND REVENUE SHARING AGREEMENTS

     Revenue from hardware and software sales are recognized when a product is shipped. The Company has revenue sharing and transaction processing agreements with merchants who process commercial transactions through the Company's hardware and software systems provided on site to the merchants. Transaction processing fee revenue is recognized at the time transactions are processed and the related transaction fee has been collected.

     USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates and assumptions.

     It is reasonably possible that the estimates of anticipated future gross revenues and the remaining estimated economic life of the Company's products used to calculate amortization of software development costs may be reduced significantly in the near term. As a result, the carrying amount of the capitalized software costs may be reduced materially in the near term.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED



3.   INVENTORY:

     Inventory at December 31, 1997 and 1996 consisted of the following:

                                                      1997          1996
                                                   ---------      ---------

     Smart cards and related packaging             $ 149,204      $ 185,834
     Smart card terminals and computer hardware       53,545        145,004
     Materials and supplies                                          51,251
                                                   ---------      ---------
                                                   $ 202,749      $ 382,089
                                                   ---------      ---------
                                                   ---------      ---------

     4.   PROPERTY AND EQUIPMENT:

     Property and equipment at December 31, 1997 and 1996 consisted of the following:

                                                     1997          1996
                                                  ----------     ----------

     Ticket dispensing systems                    $  465,500     $  465,500
     Computer equipment and software                 367,907         87,059
     Furniture and fixtures                           42,635         34,031
     Leasehold improvements                          258,239          4,939
                                                  ----------     ----------

                                                   1,134,281        591,529
     Less accumulated depreciation                  (411,603)      (203,249)
                                                  ----------     ----------

                                                  $  722,678     $  388,280
                                                  ----------     ----------
                                                  ----------     ----------

     Computer equipment and software includes $56,384 for software purchased but not placed in service in 1997.


5.   OTHER ASSETS:

     In 1992, the Company acquired land for $250,000 in exchange for a $125,000 note payable and the issuance of 10,000 shares of common stock. In August 1996, the Company entered into an agreement whereby the land was returned to the seller in exchange for the note payable and the shares of common stock. There was no gain or loss as a result of the settlement.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued




6.   NOTES PAYABLE TO BANKS:

     Notes payable to banks at December 31, 1997 and 1996 consisted of the following:

                                                     1997           1996
                                                   ---------      ---------

Note payable to bank, interest at bank's
  prime rate (8.5% at  December 31,1997) plus
  2%, principal due in February 1998, interest
  due monthly, guaranteed by certain stockholders
  and collateralized by substantially all of
  the assets of TPG                                $  50,000      $  50,000

Note payable to bank, interest at bank's prime
  rate (8.5% at December 31, 1997) plus 1.5%,
  principal due in various installments from
  February 1988  through November 1998,
  interest due monthly, guaranteed by certain
  stockholders and collateralized by
  substantially all of the assets of PIL             190,000        190,000

Note payable to bank, interest at bank's prime
  rate (8.5% at December 31, 1997) plus 1.5%,
  principal due in various installments from
  May 1998 through February 1999, interest due
  monthly, guaranteed by certain stockholders
  and collateralized by substantially all of
  the assets of PIL                                  150,000        150,000

Note payable to bank, interest at prime (8.5%
  at December 31, 1997) plus 1.5%, principal due
  in various installments from February 1998
  through May 1, 1999 (however, the note payable
  will be due in full upon the sale or transfer
  of either a controlling ownership interest
  in PT Link or substantially all of PT Link's
  assets occurring prior to May 1, 1999),
  interest due monthly and collateralized by
  substantially all of the assets of PT Link         330,000        364,750

Note payable to bank, interest at prime
  (8.5% at December 31, 1997) plus 2.75%,
  principal due in various installments from
  February 1998 through September 2001,
  interest due monthly, guaranteed by certain
  stockholders, and collateralized by
  substantially all of the assets of PIL             341,891        341,891

Other                                                                 5,500
                                                   ---------      ---------

                                                   1,061,891      1,102,141
Less current maturities                             (551,991)      (370,250)
                                                   ---------      ---------

                                                   $ 509,900      $ 731,891
                                                   =========      =========


THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED



6.   NOTES PAYABLE TO BANKS, CONTINUED:

     The contractual principal maturities of notes payable to banks at December 31, 1997 are as follows:

           1998                                   $  551,991
           1999                                      336,712
           2000                                      107,901
           2001                                       65,287
                                                  ----------

                                                  $1,061,891
                                                  ----------
                                                  ----------

7.   ACCRUED EXPENSES:

     Accrued expenses at December 31, 1997 and 1996 consisted of the following:

                                                      1997           1996
                                                   ---------      ---------
     Interest payable                              $  20,403      $ 105,273
     Accrued payroll and related taxes                 4,800         70,433
     Insurance premiums payable                       48,798
     Other accrued expenses                          148,796        167,930
                                                   ---------      ---------

                                                   $ 222,797      $ 343,636
                                                   ---------      ---------
                                                   ---------      ---------


THE PATHWAYS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8.   INCOME TAXES:

     At December 31, 1997, the Company had accumulated net operating loss carryforwards for tax purposes of approximately $10,794,000 which expire through 2012. As a result of acquisitions, the availability of these net operating losses will be limited to a prescribed amount each year as specified in the Internal Revenue Code. Net operating losses accumulated through the dates of acquisition of PT Link and ST will be limited to their separate taxable income.

     The following is a reconciliation of the income tax benefit to the amount based on the statutory Federal rate of 34%:


                                                          1997          1996           1995

     Federal income tax benefit at statutory rate     $(1,219,417)   $  (963,178)   $  (901,526)
     Losses which provide no current tax benefit        1,215,851        949,604        899,884
     Other, net                                             3,566         13,574          1,642
                                                      -----------    -----------    -----------

          Income tax benefit                          $     -        $     -        $     -
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------


          Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES

8.   INCOME TAXES, CONTINUED:

     The significant components of the Company's deferred income tax assets and liabilities at December 31, 1997 and 1996 are as follows:

                                                    1997           1996
     Deferred income tax assets:
       Tax loss carryforwards                    $ 3,670,117    $ 2,455,601
       Debt guarantee fees to stockholder            439,466        439,466
       Accrued compensation                          203,809        202,990
       Other                                          22,242          4,430
                                                 -----------    -----------

          Deferred income tax assets               4,335,634      3,102,487
                                                 -----------    -----------

     Deferred income tax liability:
       Depreciation                                   53,741         36,715
                                                 -----------    -----------

          Deferred income tax liability               53,741         36,715
                                                 -----------    -----------

     Valuation allowance                          (4,281,893)    (3,065,772)
                                                 -----------    -----------

       Net deferred income tax assets            $     -        $     -
                                                 -----------    -----------
                                                 -----------    -----------

     A full valuation allowance has been recorded at December 31, 1997 based on management's determination that the recognition criteria for realization has not been met.


9.   COMMITMENTS:

     LEASE COMMITMENTS

     The Company leases its facilities in Woodinville, Washington, Santa Rosa, California and Honolulu, Hawaii and also leases certain vehicles and office equipment under operating lease agreements expiring in the years 1998 to 2002. In 1997, the Company entered into a master lease agreement with a bank which provides up to $400,000 of credit to the Company for the lease of certain computer and office equipment and furniture. The lease is for a period of 34 months and contains an option to acquire the equipment at the end of the lease term for the fair market value of the equipment. The lease provisions require the Company to maintain up to $200,000 in a certificate of deposit at the bank as collateral for the lease, and to deposit additional funds if the Company's cash and cash equivalents are not maintained above $800,000. Of the $200,000, $70,500 has been classified as restricted cash at December 31, 1997.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES

9.   COMMITMENTS, CONTINUED:

     LEASE COMMITMENTS, CONTINUED

     This lease has been accounted for as an operating lease. As of December 31, 1997, the Company has drawn approximately $141,000 on the lease line and has approximately $259,000 available. The approximate future minimum rental commitments as of December 31, 1997 under these operating leases are as follows:

          1998                                    $  295,000
          1999                                       262,000
          2000                                       252,000
          2001                                       158,000
          2002                                        96,000
                                                  ----------

                                                  $1,063,000
                                                  ----------
                                                  ----------

     Rent expense for the years ended December 31, 1997, 1996 and 1995 was approximately $147,000, $100,000 and $61,000, respectively.

     PURCHASE COMMITMENTS AND DEPOSITS

     As of December 31, 1997, the Company has made deposits of $118,087 towards purchase commitments on furniture and computers totaling $223,112. The deposits are included in other assets.


10.  EMPLOYMENT AGREEMENTS AND STOCK OPTIONS:

     EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with certain employees and officers. The agreements provide for future salary, benefits and stock option grants to the employee/officers during their terms of employment. The agreements also contain non-compete restrictions on the employee/officers and provide for certain severance obligations in the event of termination without cause (as defined). In addition, one of the officers receives one-half share of TPG common stock for each dollar of debt personally guaranteed by the officer. In 1996 and 1995, the officer earned 200,000 and 5,000 shares of TPG common stock under this provision.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES

10.  EMPLOYMENT AGREEMENTS AND STOCK OPTIONS, CONTINUED:

     STOCK OPTIONS

     In December 1997, the Company's Board of Directors adopted The Pathways Group, Inc. 1996 Stock Incentive Plan (the "Plan"), which provides for the issuance of incentive stock options ("ISOs") and non-qualified options to key management and reserved a total of 2,000,000 shares of common stock pursuant to the Plan.

     ISOs may be issued only to employees of the Company and have a maximum term of 10 years from the date of grant. The exercise price for ISOs may not be less than 100% of the estimated fair market value of the common stock at the time of the grant, and the aggregate fair market value (as determined at the date of the grant) of shares issuable upon the exercise of ISOs for the first time in any one calendar year may not exceed $100,000. In the case of options granted to holders of more than 10% of the voting power of the Company, the exercise price may not be less than 110% of the estimated fair market value of the common stock at the time of grant, and the term of the option may not exceed five years. Options become exercisable in whole or in part from time to time as determined by the Board of Directors, which will administer the Stock Incentive Plan. Generally, options vest over periods ranging from one to three years.

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation". The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the exercise price to be paid to acquire the stock.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES

10.  EMPLOYMENT AGREEMENTS AND STOCK OPTIONS, CONTINUED:

     STOCK OPTIONS, CONTINUED

     Option activity for the years ended December 31, 1997 and 1996 is as follows:


                                                                  WEIGHTED
                                                                   AVERAGE
                                                     SHARES     EXERCISE PRICE

     Balance, January 1, 1996                           -
     Granted                                         230,000       $   2.83
     Exercised                                          -
     Canceled                                           -
                                                     -------       --------

     Balance, December 31, 1996                      230,000           2.83
     Granted                                         214,000          19.79
     Exercised                                       (10,001)          1.71
     Canceled                                         (6,666)          3.00
                                                     -------       --------

     Balance, December 31, 1997                      427,333       $  11.35
                                                     -------       --------
                                                     -------       --------


     No compensation expense has been recorded for options granted in 1997 and 1996 because the exercise price of the options granted was equal to the fair value of the related shares based upon the price of the Company's common stock.

     The following table summarizes information about options outstanding at December 31, 1997:


              OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
------------------------------------------------   ----------------------------
                               WEIGHTED AVERAGE
    WEIGHTED                       REMAINING                        WEIGHTED
     AVERAGE        NUMBER OF   CONTRACTUAL LIFE   NUMBER OF        AVERAGE
  EXERCISE PRICES     SHARES       (IN YEARS)        SHARES      EXERCISE PRICE
     $ 2.88          213,333            9             66,667          $3.00
      15.00          100,000           10
      24.00          114,000           10

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES

10.  EMPLOYMENT AGREEMENTS AND STOCK OPTIONS, CONTINUED:

     STOCK OPTIONS, CONTINUED

     Pro forma information regarding the net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options granted after December 31, 1995 under the fair value method of that statement. The fair value of options granted in 1997 was estimated at the date of grant using the Black-Scholes option pricing model assuming no expected dividends and the following weighted-average assumptions: risk-free interest rates of 5.79% to 5.93%; volatility of 55%; and expected lives of 3 to 5 years. The weighted average fair value of options granted in 1997, as calculated using the Black-Scholes option pricing model, was $9.85 per option.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The following table presents pro forma net loss and net loss per share for the year ended December 31, 1997 as if the Company accounted for compensation expense related to stock options under the fair value method prescribed by SFAS 123:


                                                December 31,
                                                    1997

          Pro forma net loss                    $  3,743,575
                                                ------------
                                                ------------

          Pro forma net loss per share          $       0.31
                                                ------------
                                                ------------



     The fair value of options granted in 1996 was estimated on the date of grant using the minimum value method with the following weighted average assumptions:

          Risk free interest rate            5.76% to 6.16%

          Expected lives                     10 years


     There was no difference in 1996 compensation expense between the intrinsic value method as reported by the Company and the fair value method prescribed by SFAS 123 because no options vested in 1996.

THE PATHWAYS GROUP, INC. AND SUBSIDIARIES

11.   CAPITAL STOCK TRANSACTIONS:

     COMMON STOCK

     In May 1995, the Company entered into an agreement with an investment banking firm, Allen & Company Incorporated ("Allen"), whereby Allen is to assist the Company in developing an overall plan for its corporate and financial development and advise the Company on a variety of transaction proposals, including financing and acquisition alternatives. The duration of the agreement is for two years, with a provision for an automatic extension of one year, unless either party elects to terminate the agreement. In connection with the agreement, the Company issued Allen warrants to purchase 440,000 shares of TPG stock at $.01 per share for services to be provided by Allen. In 1996, the warrants were exercised for 440,000 shares of common stock by Allen for consideration of $4,400.

     In 1996, Allen purchased 39% of the outstanding common stock of TPG for $3,250,000. Also in 1996, the Company incurred a liability of $300,000 for services provided by Allen. The Company settled the obligation by issuing 300,000 shares of TPG stock to Allen.

     In December 1996, the Company sold through a private placement 783,734 shares of common stock for $2,000,000. In connection with the sale, the Company issued a warrant for the purchase of 335,886 shares of its common stock at $2.9772 per share, for an aggregate purchase price of $1,000,000. In December 1997, the warrant was exercised in full.

12.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:


                                               1997        1996       1995
Cash paid during the year for interest       $241,637  $  283,993   $ 97,774
Non-cash transactions:
  Notes payable converted to common stock       3,000   1,470,331    250,000
  Accounts payable and accrued expenses
    converted to common stock                             880,189
  Acquisition of minority interest
    in subsidiary                                         225,000
  Exchange of land and note payable for
    common stock                                          250,000



     In 1997, the Company changed suppliers of its smart card terminals and readers. In connection with this supplier change, the Company returned $122,377 of smart card terminals previously recorded as inventory and accounts payable to its former supplier.

                            THE PATHWAYS GROUP, INC.

                  Consolidated Financial Statements (Unaudited)
                   for the Fiscal Quarter Ended March 31, 1998



         Consolidated Balance Sheets

         Consolidated Statements of Income

         Consolidated Statements of Cash Flows

         Notes to Consolidated Financial Statements

Consolidated Balance Sheets
(Unaudited)


                                     ASSETS
                                                                               March 31, 1998                     December 31, 1997
                                                                               --------------                     -----------------
Current assets:
     Cash and cash equivalents                                                   $2,140,041                  $3,759,720
     Accounts receivable                                                             76,438                      66,493
     Inventory                                                                      214,531                     202,749
     Prepaid expenses and deposits                                                   92,599                     101,407
                                                                                 ----------                  ----------

        Total current assets                                                      2,523,609                   4,130,369

Restricted cash                                                                     200,000                      70,500
Software, net                                                                     1,519,102                   1,605,098
Property and equipment, net                                                         980,177                     722,678
Other assets                                                                         79,028                     188,195
                                                                                 ----------                  ----------

              Total assets                                                       $5,301,916                  $6,716,840
                                                                                 ==========                  ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Notes payable to banks, current maturities                                    $569,359                    $551,991
     Accounts payable                                                               375,524                     206,986
     Accrued expenses                                                               193,336                     222,797
                                                                                 ----------                  ----------

        Total current liabilities                                                 1,138,219                     981,774

Notes payable to banks, net of current maturities                                   364,069                     509,900
                                                                                 ----------                  ----------

        Total liabilities                                                        $1,502,288                  $1,491,674
                                                                                 ----------                  ----------


Stockholders' equity:
     Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding

     Common stock, $0.01 par value; 50,000,000 shares                              $129,045                    $129,045
        authorized; 12,904,487 issued and outstanding at
        March 31, 1998 and December 31, 1997

Additional paid in capital                                                       18,052,730                  18,052,730
Accumulated deficit                                                             (14,382,147)                (12,956,609)
                                                                                -----------                 -----------

     Total stockholders' equity                                                   3,799,628                   5,225,166
                                                                                -----------                 -----------

        Total liabilities and stockholders' equity                               $5,301,916                  $6,716,840
                                                                                 ==========                  ==========


               The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations
(Unaudited)


                                                                                    For the
                                                                              three months ended

                                                                    March 31, 1998            March 31, 1997
                                                                   --------------              --------------

Sales, net                                                        $          1,644          $        14,362
Cost of sales                                                                  659                    5,666
                                                                               ---                    -----

              Gross margin                                                     985                    8,696
                                                                               ---                    -----

Selling, general and administrative expenses                             1,205,969                  569,264
Amortization of software                                                   161,239                  141,410
Depreciation                                                                74,460                   36,092
                                                                            ------                   ------

              Total operating expenses                                   1,441,668                  746,766
                                                                         ---------                  -------

Loss from operations                                                    (1,440,683)                (738,070)

Net interest income (expense)                                               15,154                  (62,487)
                                                                            ------                  -------

              Net loss                                                 $(1,425,529)               $(800,557)
                                                                       ============               ==========

              Net loss per share                                  $       (0.11)                  $ (0.07)

              Weighted average shares outstanding                       12,904,487               11,740,320



               The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
(Unaudited)


                                                                                           For the
                                                                                     three months ended
                                                                            March 31, 1998          March 31, 1997
                                                                            --------------          --------------
Cash flows from operating activities:
    Net loss                                                                   $(1,425,529)            $(800,557)
    Adjustments to reconcile net loss to net cash used in
      operating activities:
      Depreciation                                                                  74,460                36,092
      Amortization of software                                                     161,239               141,410
      Effects of changes in operating assets and liabilities:
        Accounts receivable                                                         (9,945)               10,997
        Prepaid expenses and deposits                                                8,808               (67,082)
        Inventory                                                                  (11,782)               23,821
        Other assets                                                               109,168
        Accounts payable                                                           168,538              (226,417)
        Accrued expenses                                                           (29,471)              (51,054)
                                                                                   --------              --------

            Net cash used in operating activities                                 (954,514)             (932,790)
                                                                                  ---------             ---------

Cash flows from investing activities:
    Capital expenditures                                                          (331,959)              (78,190)
    Capitalized software development costs                                         (75,243)             (161,501)
    Restricted cash                                                               (129,500)                  --
                                                                                  ---------             ---------

          Net cash used in investing activities                                   (536,702)             (239,691)
                                                                                  ---------             ---------

Cash flows from financing activities:
    Principal payments on notes payable to banks                                  (128,463)               (2,500)
    Repurchase of common stock                                                      --                   (28,000)
                                                                                ------------

          Net cash used in financing activities                                   (128,463)              (30,500)
                                                                                  ---------              --------

Decrease in cash and cash equivalents                                           (1,619,679)           (1,202,981)
Cash and cash equivalents, beginning of period                                   3,759,720             2,390,127
                                                                                 ---------             ---------

Cash and cash equivalents, end of period                                        $2,140,041            $1,187,146
                                                                                ==========            ==========


               The accompanying notes are an integral part of the consolidated financial statements.

                   Notes to Consolidated Financial Statements
                                   (Unaudited)


1.       Unaudited Interim Financial Information

         The accompanying consolidated financial statements are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. The financial information is presented in a condensed format and, it does not include all of the footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. Operating results for the periods ended March 31, 1998 and 1997 are not necessarily indicative of results that may be expected for the entire year. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such assumptions and estimates. The accompanying financial statements and related footnotes should be read in conjunction with the Company's audited financial statements, included in its Form 1-A (No. 24-3750) and Form 10-SB (File No. 000-24119) filed with the Securities and Exchange Commission.

2.       The Company

         The accompanying consolidated financial statements include the accounts of The Pathways Group, Inc. ("TPG") and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. TPG's subsidiaries include Pathways International, Ltd. ("PIL"), SPRINTICKET, Inc. ("ST"), PT Link, Inc. ("PT Link") and The Pathways Group, Inc., a wholly-owned subsidiary incorporated in the State of Hawaii. TPG and its subsidiaries (the "Company") are primarily engaged in providing specialized transaction processing services through the development of proprietary software and hardware systems including credit card and multiple application smart card technologies. The Company derives its revenue principally from transaction processing fees charged to the merchant and the sale of related terminals, hardware systems and smart cards. The Company has invested heavily in designing and developing its proprietary hardware and application software systems and in establishing and expanding its sales and marketing capabilities. The Company plans to continue these efforts in preparation for, and in anticipation of, the growth in smart card-based electronic commerce that the Company anticipates will create a substantial market for its data and transaction processing services.

3.       Inventories

         Inventories consisted of the following:


                                                March 31, 1998         December 31, 1997
                                                --------------         -----------------

Smart cards and related packaging                $160,229                  $149,204
Smart card terminals and computer hardware         54,302                    53,545
                                               ----------                ----------

                                                 $214,531                  $202,749
                                                 ========                  ========

4.       Capital Stock Transactions/Initial Public Offering

         Purchase of Minority Interest
         -----------------------------

         In March, 1997, TPG acquired all of the remaining minority interest in its majority-owned subsidiary, ST, through a payment of $75,000. This transaction was accounted for as a purchase in accordance with generally accepted accounting principles. The purchase price of $75,000 was allocated to software and is being amortized in accordance with the Company's amortization policy.

         Reincorporation

         In May, 1997, The Pathways Group, Inc. reincorporated in the State of Delaware. At such time, the number of authorized shares of common stock was reduced to 50,000,000, the par value of common shares was changed to $0.01, and 1,000,000 shares of preferred stock were authorized. All prior periods presented have been adjusted to reflect these changes in the capital stock accounts.

         Initial Public Offering.

         In July, 1997, the Company received net proceeds of $4,857,958 from the sale of 833,333 shares of common stock. These shares were sold pursuant to Regulation A under the Securities Exchange Act of 1933. The Company's common stock is traded in the over-the-counter market under the trading symbol PTHW.


5.       Supplemental Disclosures of Cash Flow Information


                                                                  For the                 For the
                                                            three months ending     three months ending
                                                              March 31, 1998          March 31, 1997
                                                              --------------          --------------

Cash paid for interest                                                    $34,652                 $90,934
Non-cash transactions:
Notes payable converted to common stock                                        --                  $3,000

                                       PART III

ITEM 1.   INDEX TO EXHIBITS



Exhibit No.    Description of Exhibit
-----------    ----------------------

2.1*           Certificate of Incorporation of the Company

2.2*           By-Laws of the Company

10.1*          Joint Marketing and Servicing Agreement, dated as of February 19,
               1998, between First Hawaiian Bank and The Pathways Group, Inc.

10.2*          Development Agreement, dated as of June 5, 1995, between Stephen
               A. Gregg and The Pathways Group, Inc.

10.3*          Authorization and Loan Agreement (Guaranty Loans) , dated
               February 13, 1992, among Towne Bank of Woodinville, U.S. Small
               Business Administration and Pathways International Ltd.

10.4* Restructure and Extension Agreement, dated as of July 1, 1996, between SeaFirst Bank and The Pathways Group, Inc. and Pathways
               International Ltd.

10.5* Restructure and Extension Agreement, dated as of July 1, 1997, between SeaFirst Bank and PT Link Corporation and The Pathways
               Group, Inc.

10.6** Schlumberger Associate Program Agreement, dated June 16, 1997, between Schlumberger Technologies, Inc. and The Pathways Group,
               Inc., together with Addendum No. 1 thereto

10.7**         Corporate Officer Employment Agreement, dated as of
               November 1, 1996, between The Pathways Group, Inc. and
               Carey F. Daly, II

10.8**         Corporate Officer Employment Agreement, dated as of
               November 1, 1996, between The Pathways Group, Inc. and
               Mark Schuur

10.9** Executive Employment Agreement, dated as of November 16, 1997, between The Pathways Group, Inc. and Joseph Schuler

10.10**        Letter of Intent, dated December 12, 1997, from The Pathways
               Group, Inc. and The Department of Education, State of Hawaii

10.11**        Equipment Lease Agreement, dated August 25, 1997, between
               Union Bank of California, N.A., and The Pathways Group, Inc., together with Addendums A and B dated September 16, 1997,
               Conditional Sales Lease dated September 8, 1997 and Covenant
               Agreement, dated February 25, 1998

10.12**        Master Project Agreement, dated June 19, 1998, between Scrip
               Advantage, Inc. and The Pathways Group, Inc., together with a
               Promissory Note, dated June 19, 1998, given by Scrip
               Advantage, Inc. to The Pathways Group, Inc.

27*            Financial Data Schedule (Electronic Filing Only)

*  Incorporated by reference from the Company's Form 10SB filed on April 29,
   1998.
** Filed herewith


ITEM 2.   DESCRIPTION OF EXHIBITS


          The documents required to be filed and as listed on the immediately preceding Index to Exhibits follow immediately after the signatures below.

                                      SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   THE PATHWAYS GROUP, INC.
                                        (Registrant)


Date: August 7, 1998            By  /s/ CAREY F. DALY, II
                                       Carey F. Daly, II
                                       Chairman, CEO and President